Exhibit 99.1

NOTICE OF 2026 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 7, 2026

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders ("Shareholders") of the common shares ("Shares") of Obsidian Energy Ltd. ("Obsidian Energy") will be held at the corporate head office of Obsidian Energy, located at 200, 207 9th Avenue SW, Calgary, Alberta on Thursday, May 7, 2026, at 9:00 a.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the consolidated financial statements of Obsidian Energy for the year ended December 31, 2025 and the auditors' report thereon;
2.
to appoint the auditors of Obsidian Energy for the ensuing year;
3.
to elect directors of Obsidian Energy for the ensuing year;
4.
to hold a non-binding advisory vote on Obsidian Energy's approach to executive compensation as more particularly described in the accompanying management information circular and proxy statement of Obsidian Energy dated March 15, 2026 (the "Information Circular");
5.
to approve amendments to Obsidian Energy's Stock Option Plan, as more particularly described in the Information Circular;
6.
to approve all unallocated options issuable pursuant to Obsidian Energy’s Stock Option Plan, as more particularly described in the Information Circular;
7.
to approve all unallocated share unit awards issuable pursuant to Obsidian Energy’s Restricted and Performance Share Unit Plan, as more particularly described in the Information Circular; and
8.
to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the "Record Date") for determining Shareholders entitled to receive notice of and to vote at the Meeting is March 18, 2026. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided, however, that to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any matter at the Meeting.

OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Obsidian Energy’s registrar and transfer agent, Odyssey Trust Company at Proxy Department, Traders Bank Building 1100, 67 Yonge Street, Toronto, ON M5E 1J8, by internet at https://vote.odysseytrust.com, by facsimile at 1-800-517-4553 or by email at proxy@odysseytrust.com in each case by not later than 9:00 a.m. (Mountain Daylight Time) on May 5, 2026 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. For information regarding voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion and authority under the accompanying form of proxy to consider amendments or variations of the matters of business identified in this Notice of Annual and Special Meeting, as well as any other matters properly brought before the Meeting, or any adjournment or postponement thereof. Shareholders are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See "Voting Information" in the accompanying Information Circular.

Any questions regarding voting your Shares should be directed to our Investor Relations department, who can be reached at 403-777-2500, or toll free at 1-888-770-2633, or by email at investor.relations@obsidianenergy.com.

Dated at the City of Calgary, in the Province of Alberta, this 15th day of March, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF

OBSIDIAN ENERGY LTD.

(signed) "Stephen Loukas"

Stephen Loukas

President and Chief Executive Officer

Obsidian Energy Ltd.

OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

APPENDIX A:	FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

APPENDIX B:	MANDATE OF THE BOARD OF DIRECTORS

APPENDIX C:	GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

APPENDIX D:	MARKED COPY OF STOCK OPTION PLAN, AS AMENDED AND RESTATED

APPENDIX E:	THE AWARD PLAN

OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED MARCH 15, 2026

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

OBSIDIAN ENERGY LTD.

TO BE HELD ON THURSDAY, MAY 7, 2026

VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Obsidian Energy for use at the Annual and Special Meeting of the holders of the common shares of Obsidian Energy to be held on Thursday, May 7, 2026 at 9:00 a.m. (Mountain Daylight Time) at the corporate head office of Obsidian Energy located at Suite 200, 207 9th Avenue SW, Calgary, Alberta and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in "Appendix C – Glossary of Frequently Used Defined Terms, Non-GAAP and Other Financial Measures Advisory, Oil and Gas Information Advisory and Forward-Looking Statement Advisory". Unless otherwise indicated, all information provided in this Information Circular is given as at March 15, 2026.

The solicitation of proxies will be made primarily by mail. In addition to the solicitation of proxies by mail, directors and officers and certain employees of Obsidian Energy may solicit proxies personally by telephone or other telecommunication but will not receive additional compensation for doing so.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by Odyssey Trust Company at Proxy Department, Traders Bank Building 1100, 67 Yonge Street, Toronto, ON M5E 1J8, by internet at https://vote.odysseytrust.com, by facsimile at 1-800-517-4553 or by email at proxy@odysseytrust.com, by not later than 9:00 a.m. (Mountain Daylight Time) on May 5, 2026 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See "Voting Options – Voting by Registered Shareholders" below.

The Record Date for the Meeting is the close of business on March 18, 2026. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even if the Shareholder has since that time disposed of his or her Shares, provided, however, that to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after the Record Date and the transferee of those Shares establishes that the transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

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An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Obsidian Energy. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder's appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Obsidian Energy as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the registrar and transfer agent for Obsidian Energy. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Obsidian Energy does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure that their Shares are voted at the Meeting. Often, the form of proxy or Voting Instruction Form supplied to a Beneficial Shareholder by its broker is substantially similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that

3	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders - such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder's intermediary. Obsidian Energy will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 – "Request for Voting Instructions Made by Intermediary" to objecting Beneficial Shareholders.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of Odyssey Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Shares represented by Instruments of Proxy shall be voted for or against (or withheld from voting), as applicable, in accordance with the instructions of the Shareholder on any matter to be acted upon at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted for or against (or withheld from voting), as applicable, on any matter in accordance with the specification so made.

In the absence of such specification, the Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon at the Meeting. The persons named in the Instrument of Proxy furnished by Obsidian Energy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date of this Information Circular, management of Obsidian Energy knows of no such amendment, variation or other matter to be acted on at the Meeting.

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Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a certificate for Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person	Attend the Meeting and register with the transfer agent, Odyssey Trust Company upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.
Mail

Enter voting instructions, sign the Instrument of Proxy and send your completed proxy to:

Odyssey Trust Company

Proxy Department - Traders Bank Building 1100

67 Yonge Street

Toronto, ON M5E 1J8

For your Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 9:00 a.m. (Mountain Daylight Time) on May 5, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting (the "Proxy Deadline").

Internet

Go to https://vote.odysseytrust.com. Enter your 12-digit control number located on the Instrument of Proxy and follow the instructions on the website to vote your Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions. Please note that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the Proxy Deadline. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

Email

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an email and send your email to proxy@odysseytrust.com so that it is received not later than the Proxy Deadline.

Fax	1-800-517-4533 – Fax both pages of your completed, signed Instrument of Proxy to the number provided so that it is received not later than the Proxy Deadline.
Questions	Call our Investor Relations department, who can be reached at 403-777-2500, or toll free at 1-888-770-2633, or by email at investor.relations@obsidianenergy.com

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Voting for Non-Registered or Beneficial Shareholders

If a Shareholder’s Shares are not registered in such Shareholder’s name, such Shares will be held in the name of a "nominee", usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See "Notice to Beneficial Shareholders" above and the accompanying Voting Instruction Form for instructions on how to vote your Shares.

If you have any questions or require more information with respect to voting your Shares at the Meeting, please contact our Investor Relations department, who can be reached at 403-777-2500, or toll free at 1-888-770-2633, or by email at investor.relations@obsidianenergy.com.

Notice-and-Access

Obsidian Energy has elected to use the "notice-and-access" provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Obsidian Energy has also elected to use procedures known as "stratification" in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and-Access Provisions to provide a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis ("Financial Information"), to some shareholders together with the notice (the "Notice-and-Access Notification") provided to shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a Notice-and-Access Notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact Odyssey Trust Company at the toll-free number 1-888-290-1175 (within North America) (toll free) or 1-587-885-0964 outside Canada and the U.S., by email at shareholders@odysseytrust.com, or online at www.odysseycontact.com or through Obsidian Energy’s profile on SEDAR+ at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. To allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 9:00 a.m. (Mountain Daylight Time) on April 24, 2026. A Beneficial Shareholder may also call Obsidian Energy at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

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Voting Shares and Principal Holders thereof

Obsidian Energy is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at March 15, 2026, 67,571,737 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may, in the absence of the others, vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

To the knowledge of the directors and executive officers of Obsidian Energy, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting, other than the advisory vote on Obsidian Energy's approach to executive compensation, which shall not be binding on Obsidian Energy.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Obsidian Energy for the year ended December 31, 2025, together with the auditors' report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Obsidian Energy's SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov, and on Obsidian Energy's website at www.obsidianenergy.com.

Appointment of Auditor

The Board recommends that KPMG LLP ("KPMG") be appointed auditor of Obsidian Energy for the ensuing year at a remuneration to be approved by the Board. KPMG has been the auditor of Obsidian Energy since August 23, 2021.

Shareholders will consider an ordinary resolution to appoint the firm of KPMG to serve as auditors of Obsidian Energy until the next annual meeting of the Shareholders. The Board of Directors and

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Management plan to vote FOR and recommend that you vote FOR this ordinary resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing another proxy, the persons named in the enclosed Instrument of Proxy intend to vote IN FAVOUR of this ordinary resolution at the Meeting.

Election of Directors of Obsidian Energy

The articles of Obsidian Energy provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently seven (7) directors and the Board of Directors has fixed the number of directors to be elected at the Meeting for the ensuing year at seven (7) directors. All of the current directors have been elected for a term that ends at the close of the Meeting. Management does not contemplate that any of the director nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Instrument of Proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the close of the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated earlier.

Management’s seven (7) nominees for election as directors of Obsidian Energy by Shareholders are as follows:

Shani Bosman	John Brydson
Raymond D. Crossley	Michael J. Faust
Edward H. Kernaghan	Stephen E. Loukas
Gordon Ritchie

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Obsidian Energy at the Meeting.

Unless otherwise directed by the Shareholders appointing another proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of each such nominee as a director of Obsidian Energy at the Meeting.

Information in respect of the nominees for election as directors of Obsidian Energy is set forth below under "Information Concerning the Board and Director Nominees - Biographical and Other Information for Director Nominees".

Individual Director Nomination and Majority Voting Policy

Obsidian Energy has a director nomination and majority voting policy providing for individual director nomination and majority voting. Such policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.
In the event that any nominee for director receives a greater number of votes "withheld" than votes "for" his or her election as a director, then immediately following the Meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the HRG&C Committee, to be effective on Board acceptance.

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2.
In the event a resignation is submitted in accordance with section 1 above, the HRG&C Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the HRG&C Committee, including but not limited to the performance review feedback received from members of the Board pursuant to Obsidian Energy's annual Board performance review process. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the policy will not participate in any meeting of the HRG&C Committee or the Board at which the resignation is considered.
3.
Within 90 days of the Shareholders’ meeting at which the votes were cast, a news release will be issued by Obsidian Energy announcing whether or not the director in question will continue to serve on the Board, a copy of which will be provided to the Toronto Stock Exchange. If the Board determines not to accept a resignation, the news release will state the reasons for that decision.

In accordance with this policy, the Instruments of Proxy and Voting Instruction Forms for this Meeting provide for voting for individual directors as opposed to voting for a slate of directors.

Advance Notice By-Law

The Board has adopted an advance notice by-law ("By-law No. 2"), which was approved by Shareholders at the Corporation's 2013 Annual General Meeting. By-law No. 2 sets forth procedures that must be followed by any Shareholder who intends to nominate any person for election as a director of the Corporation, other than pursuant to a proposal made in accordance with the ABCA, or a requisition of a shareholder meeting made pursuant to the ABCA. By-law No. 2 stipulates a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the requirements of By-law No. 2 to be met. These requirements are intended to provide all Shareholders, including those voting by proxy, with the opportunity to evaluate the nominees and vote in an informed and timely manner regarding said nominees. By-law No. 2 also ensures orderly and efficient shareholder meetings by providing a structured and transparent framework for nominating directors. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of By-law No. 2. A copy of By-law No. 2 is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Obsidian Energy's ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding 'say on pay' shareholder advisory vote with respect to Obsidian Energy's approach to executive compensation as disclosed in this Information Circular, particularly under the heading "Compensation Discussion & Analysis".

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:

"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular of Obsidian Energy Ltd. (the "Corporation") dated March 15, 2026, and delivered in connection with the 2026 Annual and Special Meeting of Shareholders of the Corporation."

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As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, and therefore the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation's approach to executive compensation in the future.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing another proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR this non-binding advisory resolution at the Meeting.

Approval of Amendments to Stock Option Plan and Unallocated Options

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass resolutions approving:

1.
amendments to the Company's Stock Option Plan (the "Amended Option Plan") to:

(a)
amend Section 4(a) of the Stock Option Plan to increase the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options from 9.0% to 10.0% of the aggregate number of issued and outstanding Shares (less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements of the Company);
(b)
delete section 4(d) of the Stock Option Plan, which provides that the average "Annual Grant Rate" during any three consecutive calendar years shall not exceed 2.0%, where the Annual Grant Rate is calculated as the number of Options granted in any calendar year divided by the weighted average number of Shares that are outstanding on a non-diluted basis during such calendar year (multiplied by 100) (collectively, the "Annual Grant Rate Restriction"); and
(c)
make certain non-substantive housekeeping amendments to the Stock Option Plan (including a change in the amendment provision set forth in section 19 to a change in section reference) to give effect to the foregoing amendments, including updating section cross-references and removing the definition of "Annual Grant Rate";

(collectively, the "Option Plan Amendments"); and

2.
all unallocated Options (the "Unallocated Options") issuable pursuant to the Stock Option Plan, as amended.

Notwithstanding the proposed Option Plan Amendments, in all cases the number of Options available for grant under the Amended Option Plan will be subject to the other restrictions contained in the plan, including the maximum number of Shares issuable to Insiders of the Company at any time and issued to Insiders of the Company within a one year period, and the aggregate number of Shares that may be reserved for issuance pursuant to the exercise of Options granted to Non-Management Directors.

The foregoing description of the Option Plan Amendments is qualified in its entirety by the full text of the Amended Option Plan, which is attached as Appendix D to this Information Circular and is marked to show all of the amendments that are proposed to be made to the Stock Option Plan. For further information

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regarding the Stock Option Plan and Options, see "Summaries of Equity Compensation Plans – Stock Option Plan".

The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for key personnel. The attraction and retention of qualified personnel is one of the key risks in the oil and gas industry in Canada and to Obsidian Energy’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

The Option Plan Amendments are intended to provide the HRG&C Committee and the Board with maximum flexibility to design compensation packages for key personnel that: (i) are competitive with the Company's peers, (ii) align key personnel compensation with Share price performance, and (iii) permit the Company to limit the use of cash and cash-based compensation programs, with a view to preserving the Company's liquidity. In particular, the Company believes that the Option Plan Amendments are necessary for the following reasons:

•
The Company has been extremely active repurchasing Shares under its normal course issuer bid ("NCIB") since its inception in 2023. Between January 1, 2023 and December 31, 2025, the Company repurchased a total of 17,189,842 Shares (a 21% reduction in the number of outstanding Shares), resulting in a decrease in the Company's outstanding Shares from 82,442,210 Shares on January 1, 2023 to 67,274,326 Shares on January 1, 2026. This has resulted in the number of Options available for grant being reduced on a proportionate basis over this time period. In repurchasing 17,189,842 Shares, the available securities for issuance under the Stock Option Plan and Award Plan was reduced by 1,547,086 units (equal to 2.29% of the outstanding Shares). This reduction in the number of Options available for grant has been further exacerbated by the existence of the Annual Grant Rate Restriction in the Stock Option Plan, which further limits the number of Options that the Company can grant in any three consecutive calendar years (and thus in any single calendar year).

•
In addition, as discussed in more detail under "Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 - Changes to 2024 and 2025 PSU Programs, and 2023 PSU Payout", the Company has determined to discontinue the use of PSU Awards as a part of its long-term incentive program and use only Options and RSU Awards as a part of such program. The Company therefore expects to grant more Options going forward as a part of its long-term incentive program, further necessitating the proposed Option Plan Amendments.

•
In analyzing the remaining peer group members for the PSUs relative comparisons, it was determined that the peer group was not sufficiently robust due to M&A activity in the sector over the past couple of years having reduced the appropriate peer group member set. Additionally, there was significant dispersion in share price performance contingent on whether or not the peer group member was a constituent of the S&P/TSX Capped Energy Index. As a result, over the last few years, Obsidian's relative share price performance did not truly reflect how the Company was meeting its targeted objectives and was therefore no longer appropriate for the purpose of

11	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

valuing PSU performance, necessitating the proposed Option Plan Amendments to Obsidian's long-term incentive program.

•
Finally, as a result of internal review and analysis, further augmented by assistance from Laulima, it was determined that the long-term incentive program was not functioning as it was intended, which was to incentivize top-quartile operating and share price performance and to retain the key employees needed to execute on those strategic objectives. Therefore, further adjustments to the long-term incentive program were recommended and implemented.

If Shareholders do not pass the resolutions approving the Option Plan Amendments and the Unallocated Options at the Meeting, the HRG&C Committee and the Board will have to consider alternate forms of performance based compensation in order to attract and retain qualified personnel, including additional cash bonuses and/or the use of other cash or cash-based compensation programs, which could impact the ability of the Company to invest in Shareholder value creation activities such as the funding of the Company's ongoing capital expenditure program and the repurchase of Shares under the NCIB.

Approval of Amendments to Stock Option Plan

The Stock Option Plan was adopted effective January 1, 2011 and was subsequently amended and restated on several occasions, most recently in June 2020. Effective March 15, 2026, the Board unanimously approved the Option Plan Amendments and the Amended Option Plan to be effective as of the date of the Meeting.

Obsidian Energy is required to seek the approval of the Shareholders of the proposed Option Plan Amendments by way of an ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows (the "Option Plan Amendment Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. ("Obsidian Energy") that:

1.
the Option Plan Amendments, as defined and described in the management information circular and proxy statement of Obsidian Energy dated March 15, 2026 and in the form set out in Appendix D thereto, be and are hereby approved; and
2.
any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution."

In order for the Option Plan Amendment Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote FOR this ordinary resolution at the Meeting.

12	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Approval of Unallocated Options Issuable under the Stock Option Plan

The TSX Company Manual provides that every three years after the institution of a Security Based Compensation Arrangement which does not have a fixed maximum number of securities issuable under such arrangement, all unallocated rights, options or other entitlements under such arrangement must be approved by a majority of the issuer's directors and by the issuer's securityholders. The Stock Option Plan is an "evergreen" or "rolling" Security Based Compensation Arrangement that does not have a fixed maximum number of Shares issuable under such plan. The unallocated Options issuable under the Stock Option Plan were last approved by Shareholders on June 12, 2023, which approval expires on June 12, 2026.

The Stock Option Plan provides that the maximum number of Shares issuable on exercise of outstanding Options at any time cannot exceed 9.0% of the issued and outstanding Shares, less the number of Shares issuable pursuant to all other Security Based Compensation Arrangements of Obsidian Energy, which is currently limited to our Award Plan (the "Existing 9% Option Plan Reserve"). If the Option Plan Amendment Resolution is approved by Shareholders, the Amended Option Plan will provide that the maximum number of Shares issuable on exercise of outstanding Options at any time cannot exceed 10.0% of the outstanding Shares, less the number of Shares issuable pursuant to all other Security Based Compensation Arrangements of Obsidian Energy (the "Amended 10% Option Plan Reserve"). For clarity:

•
if the Option Plan Amendment Resolution discussed above is approved at the Meeting, the approval being sought pursuant to the Unallocated Option Resolution (as defined below) will be in respect of all unallocated Options issuable pursuant to the Amended Option Plan which will contain the Amended 10% Option Plan Reserve; and

•
if the Option Plan Amendment Resolution discussed above is not approved at the Meeting, the approval being sought pursuant to the Unallocated Option Resolution will be in respect of all unallocated Options issuable pursuant to the existing Stock Option Plan that contains the Existing 9% Option Plan Reserve.

If approval of the Unallocated Option Resolution is obtained at the Meeting (whether in respect of the Amended Option Plan containing the Amended 10% Option Plan Reserve or in respect of the existing Stock Option Plan containing the Existing 9% Option Plan Reserve), Obsidian Energy will not be required to seek further approval of unallocated Options issuable pursuant to our Stock Option Plan until May 7, 2029.

As at March 15, 2026, the Company had: (i) reserved 3,420,849 Shares for issuance on exercise of outstanding Options under the Stock Option Plan (equal to approximately 5.06 percent of the outstanding Shares); and (ii) reserved 2,261,968 Shares for issuance on settlement of outstanding Share Unit Awards under the Award Plan (equal to approximately 3.35 percent of the outstanding Shares); for a combined total reservation of 5,682,817 Shares (equal to approximately 8.41 percent of the outstanding Shares). Based upon the 67,571,737 Shares outstanding on March 15, 2026, and assuming that no further Share Unit Awards were granted:

•
if the Option Plan Amendment Resolution and the Unallocated Option Resolution are both approved by Shareholders, a total of 1,074,357 additional Options (equal to approximately 1.59 percent of the outstanding Shares) will be available for grant pursuant to the Amended Option Plan that comes into effect on the date of the Meeting (less the number of Shares subsequently reserved for issuance pursuant to all other Security Based Compensation Arrangements);

13	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

•
if the Option Plan Amendment Resolution is not approved by Shareholders but the Unallocated Option Resolution is approved by Shareholders, a total of 398,639 additional Options (equal to approximately 0.59 percent of the outstanding Shares) will be available for grant pursuant to the existing Stock Option Plan (less the number of Shares subsequently reserved for issuance pursuant to all other Security Based Compensation Arrangements); and

•
if the Option Plan Amendment Resolution and the Unallocated Option Resolution are both not approved by Shareholders (or if the Option Plan Amendment Resolution is approved by Shareholders but the Unallocated Option Resolution is not approved by Shareholders), there will not be any Options available for grant pursuant to the Stock Option Plan.

The Board has unanimously approved, subject to the receipt of regulatory and Shareholder approval, all unallocated Options issuable under our Stock Option Plan. Obsidian Energy is required to seek the approval of the Shareholders of all unallocated Options issuable pursuant to the Stock Option Plan by way of ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows (the "Unallocated Option Resolution"):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. (“Obsidian Energy”) that:

1.
all unallocated options to purchase common shares of Obsidian Energy issuable pursuant to Obsidian Energy’s stock option plan, as amended from time to time (the "Option Plan") are hereby approved;
2.
Obsidian Energy shall have the ability to continue granting options under the Option Plan until May 7, 2029; and
3.
any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

If approval of this ordinary resolution is not obtained at the Meeting, Options which have not been allocated as of the date of the Meeting and Options which are outstanding as of the date of the Meeting and which are subsequently cancelled, terminated or exercised, will not be available for a new grant of Options under the Stock Option Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote FOR this ordinary resolution at the Meeting.

14	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Approval of Unallocated Share Unit Awards Issuable under the Award Plan

The TSX Company Manual provides that every three years after the institution of a Security Based Compensation Arrangement which does not have a fixed maximum number of securities issuable under such arrangement, all unallocated rights, options or other entitlements under such arrangement must be approved by a majority of the issuer's directors and by the issuer's securityholders. The Award Plan is an "evergreen" or "rolling" Security Based Compensation Arrangement that does not have a fixed maximum number of Shares issuable under such plan. The unallocated Share Unit Awards issuable under the Award Plan were last approved by Shareholders on June 12, 2023, which approval expires on June 12, 2026. If shareholder approval is obtained at the Meeting, Obsidian Energy will not be required to seek further approval of unallocated Share Unit Awards issuable under our Award Plan until May 7, 2029.

The Award Plan provides that the number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards cannot exceed 4.5% of the aggregate number of outstanding Shares. Given that the Board wishes to continue to have the ability to use Share Unit Award grants as a part of the Company's overall compensation strategy, approval is being sought at the Meeting to approve all unallocated Share Unit Awards issuable pursuant to our Award Plan. The Award Plan is attached as Appendix E to this Information Circular. For further information regarding the Award Plan and Share Unit Awards, see "Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan".

As at March 15, 2026, the Company had: (i) reserved 2,261,968 Shares for issuance on settlement of outstanding Share Unit Awards under the Award Plan (equal to approximately 3.35% percent of the outstanding Shares); and (ii) reserved 3,420,849 Shares for issuance on exercise of outstanding Options under the Stock Option Plan (equal to approximately 5.06% percent of the outstanding Shares); for a combined total reservation of 5,682,817 Shares (equal to approximately 8.41 percent of the outstanding Shares), leaving unallocated Share Unit Awards to acquire an aggregate of 398,639 Shares (equal to approximately 0.59 percent of the outstanding Shares) available for future grant based on the 67,571,737 Shares outstanding on March 15, 2026 (and assuming that no further Options are granted).

The Board believes that equity-based incentive compensation, such as the Award Plan, is an integral component of compensation for key personnel. The attraction and retention of qualified personnel is one of the key risks in the oil and gas industry in Canada and to Obsidian Energy’s long-term strategic growth plan. The Award Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

If approval is not obtained at the Meeting, the HRG&C Committee and the Board will have to consider alternate forms of performance based compensation in order to attract and retain qualified personnel, including the settlement of Share Unit Awards issued in the future with cash or Shares purchased on the secondary market, additional cash bonuses and/or the use of other cash or cash-based compensation programs, which could impact the ability of the Company to invest in Shareholder value creation activities such as the funding of the Company’s ongoing capital expenditure program and the repurchase of Shares under the NCIB.

The Board has unanimously approved, subject to the receipt of regulatory and Shareholder approval, all unallocated Share Unit Awards issuable under our Award Plan. The Company is required to seek the

15	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

approval of the Shareholders of all unallocated Share Unit Awards issuable pursuant to the Award Plan by way of ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. ("Obsidian Energy") that:

1.
all unallocated share unit awards issuable pursuant to Obsidian Energy’s restricted and performance share unit plan, as amended from time to time (the "Award Plan"), are hereby approved;
2.
Obsidian Energy shall have the ability to continue granting share unit awards under the Award Plan until May 7, 2029; and
3.
any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution."

If approval of this ordinary resolution is not obtained at the Meeting, Share Unit Awards which have not been allocated as of the date of the Meeting and Share Unit Awards which are outstanding as of the date of the Meeting and which are subsequently cancelled, terminated or settled, will not be available for a new grant of Share Unit Awards under the Award Plan (except to the extent that any such Share Unit Awards are not capable of being settled with Shares issued from treasury). Previously allocated Share Unit Awards will continue to be unaffected by the approval or disapproval of the resolution.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote FOR this ordinary resolution at the Meeting.

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes provide certain information in respect of the nominees for election as directors of Obsidian Energy, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Obsidian Energy (or one of our predecessors), to the extent applicable, and the number of securities of Obsidian Energy beneficially owned or controlled or directed, directly or indirectly, by each nominee as at March 15, 2026.

16	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

SHANI BOSMAN Victoria, British Columbia, Canada Age: 56 Independent Director Director Since: May 4, 2022

Ms. Bosman is a business strategist and transformational leader with diverse global experience across strategic decision-making processes, corporate transformation, and operational execution. In April 2024, she completed the ICD-Rotman Directors Education Program at the Haskayne School of Business and ICD.D designation. She is currently focused on leading strategic investment and transformation initiatives, and portfolio performance for the mining sector in various global locations. Her boutique independent consulting firm BINGWA Consultants Inc., offered specialty advisory services for new and innovative strategic frameworks, portfolio & long-range business planning, and technical & operational performance execution. Prior to 2021, Ms. Bosman was the Vice President, Corporate Strategy, Performance, Planning & Investor Relations, and held Director roles in Technical Operations & Business and Asset Development at Husky Energy Inc. Ms. Bosman holds an MBA from the Haskayne Business School, University of Calgary, Master's Certificate in Project Management from Mount Royal University and a Bachelor’s Degree in Chemical Engineering from the University of Pretoria, South Africa.

Ownership
Shares: Deferred Share Units:	10,000(1) 44,484(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board Audit Committee HRG&C Committee	8/8 4/4 3/3	15/15 (100%)

JOHN BRYDSON Greenwich, Connecticut, USA Age: 73 Independent Director Director Since: June 4, 2014

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group ("HCG"), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse ("CS"), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank ("Chase") in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization.

Ownership
Shares: Deferred Share Units:	491,571(1) 556,169(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board Audit Committee HRG&C Committee (Chair)	7/8 4/4 3/3	14/15 (93%)

17	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

RAYMOND D. CROSSLEY Calgary, Alberta, Canada Age: 67 Independent Director Director Since: March 6, 2015

Mr. Crossley is a financial executive and corporate director. He is the Lead Independent Member of the Alberta Securities Commission and on June 30, 2023, he retired from the position of Chief Financial Officer of the Calgary Health Foundation. Mr. Crossley retired in 2015 from PricewaterhouseCoopers ("PwC") after more than 33 years of service. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office, and from 2011-2013 was Managing Partner, Western Canada. In this role, he led PwC’s market activities in Western Canada. He holds the ICD.D designation from the Institute of Corporate Directors and is a Fellow Chartered Professional Accountant. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Ownership
Shares: Deferred Share Units:	4,714(1) 298,753(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board Audit Committee (Chair) Operations & Reserves Committee	8/8 4/4 5/5	17/17 (100%)

Michael J. Faust Anchorage, Alaska, USA Age: 65 Independent Director Director Since: May 11, 2018

Mr. Faust has 34 years of industry, financial and leadership experience within the oil and gas sector, including diverse geological, geophysical and technical reservoir experience spanning many different basins and formations throughout the world. Mr. Faust was the Interim President and Chief Executive Officer of Obsidian Energy from March 18, 2019 to December 4, 2019. Mr. Faust is currently a board member of the now private corporation SAExploration Holdings, Inc., where he was also the President and CEO until December 31, 2021. He was the Vice President, Exploration and Land at ConocoPhillips Alaska, Inc., where he oversaw and managed the company’s exploration organization and strategy in Alaska, was a non-executive director of Parker Wellbore until a recent merger by the company in March of 2025. Mr. Faust earned his Master of Arts degree in Geophysics from the University of Texas at Austin in 1984, after receiving his Bachelor of Science degree in Geology from the University of Washington in 1981. Mr. Faust is a Certified Petroleum Geologist and a member of the American Association of Petroleum Geologists, the Society of Exploration Geophysicists, and served as the President of the Geophysical Society of Alaska from 2001 to 2002.

Ownership
Shares: Deferred Share Units:	58,057(1) 386,737(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board Operations & Reserves Committee (Chair) HRG&C Committee	7/8 5/5 3/3	15/16 (94%)

18	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

EDWARD H. KERNAGHAN Toronto, Ontario, Canada Age: 54 Independent Director Director Since: January 3, 2018

Mr. Kernaghan holds a Master of Science Degree from the University of Toronto. He is Senior Investment Advisor of Kernaghan & Partners Ltd., a brokerage firm. He is also President of Principia Research Inc., a research and investment company, and of Kernwood Ltd., an investment holding company. Mr. Kernaghan also sits on the Board of Directors of Exco Technologies Ltd., Black Diamond Group Limited, Roots Corporation and Velan Inc.

Ownership
Shares: Deferred Share Units:	4,113,521(1)(4) 279,285(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board Operations & Reserves Committee HRG&C Committee	8/8 5/5 3/3	16/16 (100%)

STEPHEN E. LOUKAS Rye, New York, USA Age: 48 Director, President & Chief Executive Officer Director Since: May 11, 2018

Mr. Loukas is partner, managing member, and portfolio manager at FrontFour Capital Group LLC, a value-based investment management firm. Mr. Loukas was appointed Interim President and Chief Executive Officer of Obsidian Energy on December 5, 2019; on February 23, 2023, he was named President and Chief Executive Officer of Obsidian Energy. Previously, Mr. Loukas held roles at Credit Suisse Securities where he was a Portfolio Manager and Head of Investment Research of the Multi-Product Event Proprietary Trading Group, and at Pirate Capital where he was a senior investment analyst. Mr. Loukas has also worked within the Corporate Finance & Distribution Group of Scotia Capital where he focused on the structuring and syndication of leveraged loans and high yield debt. Mr. Loukas started his career at restructuring advisory firm Zolfo Cooper. Mr. Loukas currently serves as a director of Cominar Real Estate Investment Trust. Mr. Loukas received a B.S. in Finance and Accounting from New York University.

Ownership
Shares: Deferred Share Units:	1,304,546(1)(5) 118,197(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board(3)	8/8	8/8 (100%)

19	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

GORDON RITCHIE Calgary, Alberta, Canada Age: 73 Independent Chair of the Board Director Since: December 1, 2017

Mr. Ritchie retired in 2016, following a career spanning over 37 years with RBC Capital Markets LLC. From 2005 through 2016, Mr. Ritchie served as Vice Chairman, with primary responsibility for many of RBC's top energy clients. During this period Mr. Ritchie led teams completing many of the largest energy M&A and financing transactions in Canada, aggregating in excess of $200 billion. From 2000 through 2005, he served as Managing Director and Head of the Global E&P Energy Group. Before that, Mr. Ritchie spent six years in New York where he served as President and Chief Executive Officer of RBC's U.S. Broker/Dealer Operations (1993 to 1999); was Managing Director of RBC's International Corporate Finance Group based in London, England (1989 to 1993); was Vice President, Corporate Finance in Calgary (1984 to 1988); and Energy Research Analyst (1979 to 1983). Mr. Ritchie was the Chair of the Board of Pipestone Energy Corp. until October 2023 when Pipestone was acquired by Strathcona Resources Ltd. Throughout his career Mr. Ritchie gained extensive experience in research and investment banking in Europe, the United States and Canada. Mr. Ritchie holds an MBA from the University of Western Ontario and a Bachelor of Arts (Economics) from the University of Alberta.

Ownership
Shares: Deferred Share Units:	123,255(1) 378,306(2)
Board / Standing Committee Membership in 2025	Attendance	Attendance (Total)
Board Operations & Reserves Committee Audit Committee (in his capacity as Ex Officio Member) HRG&C Committee (in his capacity as Ex Officio Member)	8/8 4/5 4/4 3/3	19/20 (95%)

Notes:

(1)
Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at March 15, 2026, and based on information reported on SEDI. In the case of Mr. Loukas, it does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2025.
(2)
Reflects the number of DSUs held by each nominee as at December 31, 2025. In the case of Mr. Loukas, he has not earned any DSUs while in his management role (i.e. Interim President and Chief Executive Officer and President and Chief Executive Officer).
(3)
Mr. Loukas was not a member of any standing committee of the Board in 2025 given his role as an officer of the Company; however, he attended all committee meetings in 2025 (excluding "in-camera" sessions of such meetings) in his capacity as President and Chief Executive Officer.
(4)
Mr. Kernaghan joined the Board in January 2018 through being nominated by one of our largest shareholders, Kernwood Ltd. Please see SEDI for all the Kernwood Ltd. affiliate holdings in the Corporation.
(5)
Mr. Loukas joined the Board in 2018 after being nominated by one of our largest shareholders, FrontFour Capital Group LLC.

STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board's standing committees and their members as at March 15, 2026.

Director	Audit Committee	HRG&C Committee	Operations & Reserves Committee
Shani Bosman	X	X
John Brydson	X	Chair
Raymond D. Crossley	Chair		X
Michael Faust		X	Chair
Edward H. Kernaghan		X	X
Stephen Loukas(1)
Gordon Ritchie(2)			X

20	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Notes:

(1)
Mr. Loukas was not a member of any standing committee of the Board in 2025 given his role as an officer of the Company; however, he attended committee meetings in 2025 (excluding "in-camera" sessions of such meetings) in his capacity as President and Chief Executive Officer.
(2)
Mr. Ritchie is an ex officio member of all the Committees pursuant to being appointed the Chair on February 20, 2019.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of "independence" as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). In applying this definition and these standards, the Board considers all relationships of the director and director nominees with Obsidian Energy, including business, family and other relationships. The Board also determines whether each member of Obsidian Energy's Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees.

The Board has determined that Mr. Loukas is not independent, as he is the President and Chief Executive Officer of Obsidian Energy. The Board has determined that all other directors and director nominees are independent under the standards of NI 58-101. In addition, all members of the Board's committees have been determined to be independent. All Audit Committee members have been determined to be independent in accordance with National Instrument 52-110 Audit Committees, and pursuant to the Audit Committee mandate.

The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
Shani Bosman		X
John Brydson		X
Raymond D. Crossley		X
Michael J. Faust		X
Edward H. Kernaghan		X
Stephen E. Loukas	X		X	President and Chief Executive Officer
Gordon Ritchie		X

DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2025 for all Board meetings and meetings of standing committees of the Board held in 2025 is set forth below.

Director	Board	Audit Committee	HRG&C Committee	Operations & Reserves Committee	Total Meetings Attended
Shani Bosman	8	4	3		15
John Brydson	7	4	3		14
Raymond Crossley	8	4		5	17
Michael Faust	7		3	5	15
Edward H. Kernaghan	8		3	5	16
Stephen E. Loukas(1)	8				8
Gordon Ritchie(2)	8			4	12

21	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Notes:

(1)
Mr. Loukas was not a member of any standing committee of the Board in 2025 given his role as an officer of the Company; however, he attended committee meetings in 2025 (excluding "in-camera" sessions of such meetings) in his capacity as President and Chief Executive Officer.
(2)
Mr. Ritchie is an ex officio member of all the Committees pursuant to being appointed the Chair on February 20, 2019. He was appointed to the Audit Committee on June 17, 2021, but on January 24, 2024, he stepped down and was appointed to the Operations & Reserves Committee. This table does not include Mr. Ritchie’s attendance in his capacity as an ex officio member.

BOARD AND COMMITTEE MEETINGS

The number of meetings held by the Board and each of the standing committees of the Board in 2025, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2025, is summarized below.

Board/Committee	Total Meetings	Overall Attendance
Board	8	96%
Audit Committee	4	100%
HRG&C Committee	3	100%
Operations & Reserves Committee	5	95%

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Obsidian Energy directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
Shani Bosman	None	-
John Brydson	None	-
Raymond D. Crossley	None	-
Michael J. Faust	None	-
Edward H. Kernaghan	Exco Technologies Ltd.	TSX
	Black Diamond Group Limited	TSX
	Roots Corporation	TSX
	Velan Inc.	TSX
Stephen E. Loukas	Cominar Real Estate Investment	-
Gordon Ritchie	None	-

The Strategic Interlocking Board Memberships

As at March 15, 2026, none of the director nominees serve together as directors on the boards of other reporting issuers.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the HRG&C Committee, is responsible for developing and implementing the directors' compensation program. The main objectives of the directors' compensation program are to:

22	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(a)
attract and retain highly qualified individuals as members of the Board;
(b)
compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and
(c)
align the interests of the directors with the interests of Shareholders.

Unlike compensation for Obsidian Energy's executive officers, the remuneration plan for Non-Management Directors is not designed to pay for performance. As such, as of January 1, 2023, Non-Management Directors receive annual retainers for their services to help ensure unbiased decision-making (payment of meeting fees were terminated as of December 31, 2022). Share ownership, required through ownership guidelines, serves to align the directors' interests with the interests of the Shareholders. Consistent with this philosophy, Non-Management Directors are not eligible for RSUs or PSUs under the Award Plan, and do not participate in Obsidian Energy's Employee Retirement/Savings Plan and to date, have not been allocated any options under the Stock Option Plan. In addition, Non-Management Directors participate in the DSU Plan pursuant to which they receive a portion of their compensation in the form of DSUs, which are not redeemable until after a Non-Management Director has retired from the Board. When redeemed, each DSU entitles the holder to a payment equal to the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, thereby forming an additional alignment between directors' interests and remuneration and the interests of Shareholders and Shareholder returns. Management Directors (i.e. Mr. Loukas) are not eligible to participate in the DSU Plan. As noted above, the Board may grant Options as a component of compensation for key personnel, including Non-Management Directors in the future, provided that the total number of Options granted to Non-Management Directors will never exceed 1.0% of the outstanding Shares and the value of Options granted to any single Non-Management Director during a calendar year will not exceed $100,000. The Board believes that granting Options to Non-Management Directors within these limited parameters will create further alignment between directors' interests and remuneration and the interests of Shareholders and Shareholder returns.

Summary of the Non-Management Director Remuneration Program

The following table summarizes the fee structure for Non-Management Directors of Obsidian Energy effective May 7, 2025 and as at March 15, 2026.

Annual Retainer for the Board Chair	$250,000(1)
Annual Retainer for each Board member other than the Board Chair	$200,000(1)
Annual Retainer for Audit Committee Chair	$20,000
Annual Retainer for each of the Chairs of the HRG&C Committee and Operations & Reserves Committee	$15,000
Travel Expenses (per instance)(2)	Applicable Cost

Notes:

(1)
In 2025, the DSU Plan provided that a minimum of 50% of the Participants Annual Fixed Remuneration (as defined in the DSU Plan) was required to be received in the form of DSUs. See "Remuneration of Directors – Deferred Share Unit Plan – DSU Grants".
(2)
Repayment to non-employee directors for reasonable travel expenses incurred for attendance at a meeting of the Board, a Committee or a meeting of the Shareholders. In addition to the fees described in the table above, Non-Management Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Obsidian Energy.

23	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Management Director Compensation

Management Directors (currently being Mr. Loukas) do not receive any retainers, fees or other remuneration in their capacities as directors of Obsidian Energy. For information on the compensation received by Mr. Loukas in 2025 in his capacity as President and Chief Executive Officer of Obsidian Energy, see "Compensation Discussion & Analysis – Executive Compensation Data".

Procedure for Review of Director Compensation Program

The HRG&C Committee performs an annual review of Obsidian Energy's director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The HRG&C Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations. On May 6, 2025, the Board approved an amendment to the Non-Management Director Remuneration Program, effective May 7, 2025, as set forth above.

DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Obsidian Energy to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Management Directors (i.e. Mr. Loukas) are not eligible to participate in the DSU Plan.

A director's remuneration that is required and/or elected to be received in the form of DSUs is referred to as "Deferred Remuneration". Obsidian Energy credits DSUs in respect of Deferred Remuneration to a director's account on the date that the director's Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited. DSUs are issued in lieu of cash payments to the director on the grant date.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Obsidian Energy and the Shareholders by providing a means to accumulate a meaningful financial interest in Obsidian Energy that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Obsidian Energy as measured in Total Shareholder Returns for Obsidian Energy; and (iii) assist Obsidian Energy's ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

DSU Grants: In 2021, the DSU Plan provided that:

(a)
each Non-Management Director is required to receive a minimum of 50% of their annual Board retainer in the form of DSUs; and
(b)
subject to the minimum described above, any director can elect to receive up to 100% of their remuneration in the form of DSUs.

24	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

For information regarding the Share ownership requirements for directors, see "Remuneration of Directors - Director Equity Ownership Requirements".

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director's account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs credited to the director's account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a director's account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director's retirement from all positions with Obsidian Energy, or where a director has (except as a result of death) otherwise ceased to hold any positions with Obsidian Energy. Upon a director retiring or ceasing to hold any position with Obsidian Energy, all DSUs credited to the director's account will be redeemed by Obsidian Energy as of the maturity date, being December 1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by the director by notice to Obsidian Energy (either such date, the "Maturity Date"). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Obsidian Energy will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director's account as of the date of retirement or cessation, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office with Obsidian Energy but before the Maturity Date, Obsidian Energy will, within 90 days of the date of death, make a lump sum cash payment to the director's legal representative in an amount equal to the number of DSUs credited to the director's account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

Administration of the DSU Plan: Subject to the HRG&C Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the HRG&C Committee’s mandate, the DSU Plan is administered by the HRG&C Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Obsidian Energy's Director and Executive Share Ownership Policy (the "Equity Ownership Policy"), which was last amended by the Board on March 6, 2018, provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Non-Management Director’s total annual retainer within a period expiring five years from the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair's total annual retainer within a period expiring five years from the date of appointment as Board Chair. The table

25	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Board Chair
Director (other than Board Chair)	Number of Shares having the value of 3 times annual retainer of the Director (other than the Board Chair)

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any DSUs held by the director, are included in the calculation of Shareholdings, as reported on SEDI.

As at March 15, 2026, each director either: (a) holds, indirectly or directly; or (b) remains within the applicable period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors' equity holdings, see the table under "Director Equity Ownership" below. For information regarding the minimum equity ownership requirements for Obsidian Energy's executives, see "Compensation Discussion & Analysis – Executive Equity Ownership Requirements".

Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Obsidian Energy and investment-at-risk statistics for each Non-Management Director of Obsidian Energy as at March 15, 2026.

Director	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Value at Risk as multiple of Annual Board retainer(4) (#)	Complies with Director Equity Ownership Requirement(5)
Shani Bosman	10,000	44,484	54,484	3.2	Yes
John Brydson	491,571	556,169	1,047,740	61.2	Yes
Raymond Crossley	4,714	298,753	303,467	17.7	Yes
Michael Faust	58,057	386,737	444,794	26.0	Yes
Edward H. Kernaghan	3,862,519	279,285	4,392,806	256.5	Yes
Gordon Ritchie	123,255	378,306	501,561	23.4	Yes
Average value at risk as multiple of annual retainer:				64.7
Total value at risk as multiple of total annual retainers:				63.0

Notes:

(1)
Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at March 15, 2026, based on information reported on SEDI.
(2)
Reflects the total number of DSUs held by each director as at December 31, 2025.
(3)
Reflects the sum of the number in the 'Shares' column plus the number in the 'DSUs' column.
(4)
"Value at Risk" reflects the market value of the Shares and DSUs reflected in the 'Total Equity' column, each based on the closing price of $11.68 of the Shares on the TSX on March 13, 2026. "Value at Risk as multiple of Annual Board retainer" reflects the "Value at Risk" for the director divided by: (a) in the case of the Chair of the Board, the Chair's annual retainer of $250,000; and (b) in the case of all other directors, the Annual Board member retainer of $200,000.
(5)
As at March 15, 2026, the minimum equity ownership requirement was the number of Shares having the value of three times annual retainer of the Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. See "Remuneration of Directors – Director Equity Ownership Requirements" for more information regarding these requirements.

26	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Obsidian Energy in 2025.

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)	Total ($)
Shani Bosman	-	170,055	N/A	N/A	N/A	Nil	170,055
John Brydson	-	185,055	N/A	N/A	N/A	Nil	185,055
Raymond Crossley	105,027	85,027	N/A	N/A	N/A	Nil	190,054
Michael Faust	92,527	92,527	N/A	N/A	N/A	Nil	185,054
Edward Kernaghan	18,750	151,305	N/A	N/A	N/A	Nil	170,055
Gordon Ritchie	103,777	116,277	N/A	N/A	N/A	Nil	220,054
Total	320,081	800,246

Notes:

(1)
Represents the cash payment of directors' fees paid to the Non-Management Directors in 2025.
(2)
Represents the grant date fair value of the DSUs issued to the Non-Management Directors in 2025 in lieu of cash directors' fees otherwise payable to the directors, such grant date fair value being equivalent to the amount of the cash directors' fees the DSUs were issued in lieu of.
(3)
Obsidian Energy did not grant in 2025, and has not granted since 2007, "option-based awards" to Non-Management Directors.
(4)
No amounts were earned by or paid to the directors in 2025 that were related to awards under non-equity incentive plans.
(5)
Obsidian Energy does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(6)
Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Obsidian Energy or a subsidiary of Obsidian Energy, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Obsidian Energy or a subsidiary of Obsidian Energy.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Obsidian Energy adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Obsidian Energy. DSUs fall within the definition of "share-based award". For more information regarding the DSU Plan, see "Remuneration of Directors – Deferred Share Unit Plan". Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Obsidian Energy has not granted any "option-based awards" to our Non-Management Directors since 2007 but may in the future given the approval of the amended Stock Option Plan in 2020. The Board commenced the use of Option grants as a component of compensation for key personnel in 2021 and may elect to use them for Non-Management Directors in the future, subject to certain limitations.

27	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2025 that were held by each individual who was serving as a Non-Management Director on such date.

Name	Option-based Awards				Share-based Awards
	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
Shani Bosman	N/A	N/A	N/A	N/A	Nil	N/A	374,555
John Brydson	N/A	N/A	N/A	N/A	Nil	N/A	4,682,943
Raymond Crossley	N/A	N/A	N/A	N/A	Nil	N/A	2,515,500
Michael Faust	N/A	N/A	N/A	N/A	Nil	N/A	3,256,326
Edward Kernaghan	N/A	N/A	N/A	N/A	Nil	N/A	2,351,580
Gordon Ritchie	N/A	N/A	N/A	N/A	Nil	N/A	3,185,337

Notes:

(1)
There were no Non-Management Directors who held "option-based awards" at December 31, 2025.
(2)
These figures represent the estimated aggregate value of outstanding DSUs held by the Non-Management Directors (all of which DSUs immediately vested upon issuance) as at December 31, 2025, calculated based on the closing price of the Shares on the TSX on December 31, 2025 of $8.42. DSUs vest immediately upon being credited to a director's account; however, DSUs are not settled or paid-out until either the departing Director chooses to cash in the DSU after their departure from the Board or ultimately on December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Obsidian Energy, with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table and related notes set forth the value of the DSUs that vested in 2025 under the DSU Plan that were held by each individual who served as a Non-Management Director in 2025. For details regarding the DSU Plan, see "Remuneration of Directors – Deferred Share Unit Plan". Obsidian Energy did not grant any "option-based awards" or "non-equity incentive plan" compensation to its Non-Management Directors in 2025.

28	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Shani Bosman	N/A	170,020	N/A
John Brydson	N/A	185,014	N/A
Raymond Crossley	N/A	85,010	N/A
Michael Faust	N/A	92,519	N/A
Edward Kernaghan	N/A	151,276	N/A
Gordon Ritchie	N/A	116,262	N/A

Notes:

(1)
No Non-Management Director held any option-based awards in 2025.
(2)
Represents the value of DSUs that vested in 2025. DSUs vest immediately upon being credited to a director's account; however, DSUs are not settled or paid out until the Maturity Date, with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date. Further, note that these values will not be equivalent to the grant date fair value of DSUs in the "Director Remuneration Data - Director Compensation Table" as vesting of DSUs occurs upon deposit and is, therefore, subsequent to the earning period, and dividends have accumulated since vesting, as applicable.
(3)
Obsidian Energy did not in 2025 and does not as at March 15, 2026 have any non-equity incentive plans in which Non-Management Directors are eligible to participate.

OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The HRG&C Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the HRG&C Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)
one on one Board performance discussions with the Chair of the HRG&C and/or Board;
(ii)
annual Board performance assessment survey;
(iii)
individual director peer feedback survey; and
(iv)
individual director self-assessment skills/expertise matrix.

When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories using the scale reflected below:

Category of Skill/Expertise	Self-Assessment Scale
1.
Oil and Gas Experience (technical oil and gas expertise, with particular focus on exploration and production)
2.
Capital Markets (particularly global debt and equity markets)
3.
Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)
4.
Commodities Marketing
5.
Risk Management
6.
Compensation and Human Resources
7.
Health, Safety and Environmental
8.
Public Sector Experience (including government, regulatory organizations or non-governmental organizations)
9.
Public/Community Relations
1 - Limited to no experience or expertise in specified area 2 - General experience or expertise in specified area 3 - Advanced degree of experience or expertise in specified area

29	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Category of Skill/Expertise	Self-Assessment Scale
10. Chief Executive Officer / Senior Officer Experience with significant public or private company 11. Corporate Governance 12. ESG experience 13. Legal

Typically, every member of the Board completes a Board performance assessment survey, the individual director peer feedback survey and the individual director self-assessment skill/expertise matrix. This approach allows directors to provide feedback regarding the effectiveness and performance of the Board, and to discuss the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics. For 2025, the Board completed each of the surveys.

DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with director orientation materials consisting of various background documents of Obsidian Energy, provides access to all material corporate records, prior Board materials and the Board's manual. Obsidian Energy's director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Obsidian Energy's business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board's strategy session also serves as a useful orientation tool.

Director Continuing Education

Obsidian Energy has adopted Governance Guidelines that provide that, among other things, with the approval of the HRG&C Committee or its designee, directors may, at the expense of Obsidian Energy, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Obsidian Energy's business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)
one or more strategic planning, update and/or technical overview sessions per year;
(b)
occasional site visits;
(c)
reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;
(d)
management presentations to the Board regarding a variety of matters;
(e)
presentations from external consultants; and
(f)
attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

30	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

BOARD MEMBERSHIP IN 2025

Seven (7) individuals served as directors of Obsidian Energy for the entire 2025 financial year, being Messrs. Brydson, Crossley, Faust, Kernaghan, Loukas and Ritchie and Ms. Bosman.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Obsidian Energy, no proposed director of Obsidian Energy (nor any personal holding company of any such persons):

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Obsidian Energy), that:
(i)
was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer except with respect to those Orders described at the end of this section;

(b)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Obsidian Energy) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)
has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Obsidian Energy, no proposed director (or personal holding company of any proposed director) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

31	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Gordon Ritchie was a director of Gemini Corporation ("Gemini"), a reporting issuer listed on the TSX Venture Exchange, from November 2012 to December 2016, and again from May 2017 to April 2018. In April 2018, Gemini’s senior secured creditor ATB Financial applied to the Alberta Court of Queen’s Bench for a receivership order, which was granted on April 19, 2018. FTI Consulting Canada Inc. was appointed as receiver and manager of all the company’s current and future assets, undertakings and properties. The shares of Gemini were officially cease-traded on May 4, 2018 and all of the company’s board of directors and officers resigned concurrently with the appointment of the Receiver.

Mr. Michael J. Faust was a Director and President and Chief Executive Officer of SAExploration Holdings, Inc. ("SAEX"), and a number of its subsidiaries, which, at the time was a publicly-traded company on the OTC Markets Pink Open Market, and four wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on August 27, 2020 (the "Restructuring"). SAEX and its subsidiaries continued to operate their businesses and manage their properties as debtors in possession and emerged from bankruptcy on December 18, 2020 further to the December 10, 2020 Confirmation Order entered by United States Bankruptcy Court, Southern District of Texas, Houston Division, approving the Debtors’ Second Amended Chapter 11 Plan of Reorganization. SAEX completed the Restructuring and emerged as a privately held company. Mr. Faust remains a member of the Board of Directors of this private company.

COMPENSATION DISCUSSION & ANALYSIS

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Obsidian Energy, and to help investors understand how decisions about executive compensation are made at Obsidian Energy particularly in the context of the Corporation’s long-term strategy.

Shareholders have an opportunity to participate in a non-binding 'say on pay' advisory vote with respect to Obsidian Energy's approach to executive compensation, as disclosed in this Information Circular. This is just one way Obsidian Energy engages our Shareholders and seeks input on our compensation practices. Obsidian Energy regularly engages with and welcomes feedback from Shareholders on this and other matters and considers this feedback in determining appropriate executive compensation and pay for performance metrics going forward.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

Obsidian Energy's Named Executive Officers ("NEOs") are the individuals who served as Obsidian Energy's Chief Executive Officer, Chief Financial Officer and the Corporation’s three other most highly compensated executive officers in 2025. The NEOs and the positions held by each of them in 2025 are listed below:

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Stephen Loukas	President and Chief Executive Officer
Peter Scott	Senior Vice President and Chief Financial Officer
Gary Sykes	Senior Vice President, Commercial & Development
Cliff Swadling	Vice President, Operations
Mark Hawkins	Vice President, Legal, General Counsel & Corporate Secretary

APPROACH TO EXECUTIVE COMPENSATION

Obsidian Energy's executive compensation philosophy is to pay for performance. To that end, Obsidian Energy's total compensation program for executives is designed toward equity-based compensation, which inherently links a significant portion of each executive's compensation with Total Shareholder Return. The design also considers individual and organizational performance while striving for market-competitive pay and the ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary and short and long-term incentives, are regularly assessed to ensure that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Obsidian Energy's long-term strategies.

An important element of Obsidian Energy's compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and overall organizational performance. As a result, Obsidian Energy's executive officers, including the NEOs, have a greater proportion of their annual incentive awards based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

Executive Compensation Objectives

Obsidian Energy’s total compensation program uses fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Obsidian Energy's total compensation program for our NEOs are as follows:

•
to align executives’ interests with those of Shareholders;
•
to ensure a performance-driven culture by aligning pay with performance through rewarding organizational success and individual contribution;
•
to attract and retain executives with a total compensation package at the median of the market and above market for superior organizational and individual performance; and
•
to manage the proportion of fixed versus variable compensation.

Executive Compensation Overview

The table below describes the elements of Obsidian Energy's 2025 executive compensation program:

33	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Element	Nature	Description
Base Salary	Fixed	Compensates executives for their level of accountability and skills.
Short-Term Incentive Plan (STIP): Annual Cash Bonus(1)	Variable ("at risk")

Rewards executives for organizational and individual performance in achieving annual financial and operational objectives.

Awards are determined based on a combination of corporate and individual performance with a payout range of 0% to a maximum payout of 200% of target short-term incentive.

Long-Term Incentive Plan (LTIP): Performance Share Units (PSU)(2) Restricted Share Units (RSU)(3) Stock Options(4)	Variable ("at risk")

Rewards executives for creating Shareholder value and achieving specific financial and operational results.

Future payout in either cash or Shares between 50% and 150% contingent upon shareholder returns over the performance period of three years.

Future payments in either cash or Shares based on the value of an Obsidian Energy Share at the time of vesting. Each grant of RSUs vests one-third per year over three years.

Value is realized as the price of Shares exceeds that of the stock option grant price. Awards vest one-quarter per year over four years and expire at five years.

Benefits and Perquisites: Savings Plan(5) (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Obsidian Energy. NEOs participate in the Savings Plan on the same terms as all other employees.

NEOs can contribute up to 10% of salary which is matched 1x by Obsidian Energy. In order to receive the full 1x match, at least 5% of their contribution must be directed towards the purchase of Obsidian Energy Shares. The remaining 5% can be directed towards the purchase of Obsidian Energy Shares or directed to an interest savings account.

Other Benefits/Perquisites	Fixed	Group benefits plan for all employees. Executive health assessments for NEOs and any other executives. Paid parking for NEOs and others.

Notes:

(1)
For additional details please refer to "Compensation Discussion & Analysis - Executive Compensation Decisions for 2025 - Cash Bonus Decisions for 2025".
(2)
For a more detailed description of the Award Plan, please refer to "Summaries of Equity Compensation Plans - Restricted and Performance Share Unit Plan".
(3)
For a more detailed description of the Award Plan, please refer to "Summaries of Equity Compensation Plans - Restricted and Performance Share Unit Plan".
(4)
For a more detailed description of the Stock Option Plan, please refer to "Summaries of Equity Compensation Plans - Stock Option Plan".
(5)
For additional details please refer to "Compensation Discussion & Analysis - Approach to Executive Compensation - Description of Executive Compensation Elements - Employee Retirement/Savings Plan".

We continually look at our approach to executive compensation to ensure it is competitive with our industry peers and aligns the interests of management with those of Shareholders.

34	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING

Each year, the total compensation for the NEOs is reviewed by the HRG&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the "Executive Compensation Peer Group"). In identifying the Executive Compensation Peer Group each year, emphasis is placed on Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity, and with whom we compete for executive talent.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Obsidian Energy's executives.

Obsidian Energy targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Obsidian Energy in achieving superior organizational performance. The HRG&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

Following is the list of entities comprising the Executive Compensation Peer Group selected to assess Obsidian Energy's 2025 total compensation for executives:

1. Athabasca Oil Corp. 2. Bonterra Energy Corp. 3. Cardinal Energy Ltd. 4. Greenfire Resources Ltd. 5. Headwater Exploration Inc. 6. Kelt Exploration Ltd.	7. Paramount Resources Ltd. 8. Rubellite Energy Corp. 9. Saturn Oil & Gas Inc. 10. Spartan Delta Corp. 11. Surge Energy Inc. 12. Tamarack Valley Energy Ltd.

In addition to the general considerations identified above, Obsidian Energy applied the following key principles when developing our Executive Compensation Peer Group for 2026:

•
Canadian energy companies;
•
Only exploration and production companies;
•
Operations focused primarily in Western Canada; and
•
Similar size and complexity.

In reviewing the Executive Compensation Peer Group for 2026, the Board determined that the following companies were no longer suitable and replaced them with more comparable organizations.

2026 Executive Compensation Peer Group	Companies removed from 2025 Peer Group for 2026
Athabasca Oil Corp.	Greenfire Resources Ltd.
Baytex Energy Corp.*	Kelt Exploration Ltd.
Bonterra Energy Corp.
Cardinal Energy Ltd.
Headwater Exploration Inc.

35	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

2026 Executive Compensation Peer Group	Companies removed from 2025 Peer Group for 2026
InPlay Oil Corp.*
Logan Energy Corp.*
Paramount Resources Ltd.
Rubellite Energy Corp. Saturn Oil & Gas Inc.
Spartan Delta Corp.
Surge Energy Inc.
Tamarack Valley Energy Ltd.

*Companies added to 2026 Executive Compensation Peer Group

EXECUTIVE COMPENSATION DECISIONS FOR 2025

Base Salary Decisions for 2025

Base salaries are reviewed annually by the HRG&C Committee, taking into account:

•
comparative data for similar positions with respect to the Executive Compensation Peer Group;
•
assessments of individual and corporate performance;
•
the individual's experience and skills;
•
scope of responsibilities of the particular role;
•
internal equity considerations regarding similar positions within the organization;
•
retention considerations;
•
inflation and other economic factors; and
•
recommendations from the President and Chief Executive Officer.

Annual base salaries are recommended by the HRG&C Committee and approved by the Board early in each calendar year.

The HRG&C Committee reviewed the annual total compensation for each of the NEOs, and based on Executive Compensation Peer Group data, market conditions and internal equity, recommended the changes in base salary for the NEOs noted below. The Board, including our independent members, approved these recommendations.

The following table reflects the 2025 base salary decisions of the Board with respect to the NEOs. Further information is provided in the "Summary Compensation Table" under "Compensation Discussion & Analysis - Executive Compensation Data".

Name	2025 Annual Base Salary ($)	% Increase to 2025 Annual Base Salary Compared to 2024 Annual Base Salary
Stephen Loukas	530,000	0.95%
Peter Scott	385,000	0%
Gary Sykes	340,000	3.03%
Cliff Swadling	315,000	3.28%
Mark Hawkins	310,000	3.33%

36	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Cash Bonus Decisions for 2025

Each year, executive cash bonuses are independently reviewed and recommended by the HRG&C Committee and determined by the independent members of the Board, considering the following factors:

•
annual organizational performance assessment with respect to business goals and objectives and other achievements in the year;
•
Total Shareholder Return for the year, including relative to industry peers;
•
assessment of individual executive performance in the year;
•
market data with respect to anticipated awards by members of the Executive Compensation Peer Group under similar cash bonus plans; and
•
relative performance of Obsidian Energy in prior years and cash bonus awards to Obsidian Energy executives in such years.

The HRG&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the pre-determined corporate performance measures. Obsidian Energy's approach to cash bonuses for executives, with our relationship to overall corporate performance, emphasizes a "team" approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

Obsidian Energy’s annual cash incentive plan rewards NEOs based on actual performance achieved versus the approved annual targets in each of the corporate and individual annual incentive plan components.

For the NEOs, corporate performance at target accounts for 75% of their STIP award and individual performance at target accounts for 25% of the STIP award. The maximum annual bonus potential is capped at 200% of the STIP target. The Board, upon the recommendation of the HRG&C Committee, can use discretion to increase or decrease the STIP awards in light of Obsidian Energy’s actual performance for the year and any extenuating circumstances.

Measuring Corporate Performance

The HRG&C Committee sets financial and operational goals and measures early in the year based on business objectives, management’s recommendations and market conditions. Each measure has a weighting and minimum (minimum level of performance required to be eligible for cash bonus), target and maximum (level of performance at which incentive award is capped) achievement levels.

Following the conclusion of the year, the HRG&C Committee assesses actual corporate performance based on performance outcomes and assigns a score for each measure. Based on such assessment, corporate component ranges from 0 to 150% of the STIP target.

Measuring Individual Performance

Individual performance is based on how well each NEO performs in their role and achieves goals set at the beginning of the performance year. The individual component ranges from 0 to 50% of the STIP target based on the assessment of individual performance.

37	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Performance Assessment for 2025

In 2025, Obsidian Energy continued to focus on a culture of high performance and continuous improvement. The following table identifies the performance measures the HRG&C Committee and the Board used to evaluate and assess our corporate performance in 2025, and their assessment of how we performed in 2025 relative to these performance measures. The performance measures focused on four key areas - values, delivery, sustainability and relative share price performance. Each focus area includes key measures relevant to that area.

For 2025, considering Obsidian Energy’s significant and transformational disposition of its operated Pembina assets in April 2025 and subsequent sale of the InPlay Oil Corp. common shares received as partial consideration (collectively, the "Pembina Disposition"), and in the context of commodity price volatility throughout 2025 and the remaining entity post Pembina Disposition, the HRG&C Committee recommended, and the Board agreed, to base the delivery metrics of Net Operating Costs, G&A, and Production, on corporate performance over the second half of 2025. The remaining metrics were measured over the entirety of 2025, with the reserves metrics being adjusted for the Pembina Disposition. The Board, on the recommendation of the HRG&C Committee, elected to award a discretionary score of 41% out of a possible 60% for these delivery performance measures to recognize the significant accomplishments not recognized in the scorecard, such as the completion of the Pembina Disposition at a very attractive sale price, the significant reduction of our debt using the Pembina Disposition sale proceeds, the significant reduction of our asset retirement obligations as a result of the Pembina Disposition, the purchase of the maximum number of Shares possible under our NCIB at a very attractive / accretive average per Share price, the refinancing of our senior notes at a lower interest rate and the outperformance of our 2025 year-end reserve metrics in all categories. The total corporate score of 110% reflects a decrease from 2024 (118%) and from 2023 (142%).

Corporate Goals – Year End Results(1)	Weighting	Minimum Target	Target	Maximum Target	Year End Results	Score 0-200% of Weighting	Contribution
Values Total Recordable Injury Frequency Lost Time Injury Frequency Pipeline failures per 1,000 kms of pipe	15% 5% 5% 5%	0.50 0.20 1.00	0.35 0.00 0.70	0.20 0.00 0.50	0.42 0.00 0.23	3% 10% 10%	23%
Delivery H2 2025 Net Operating Costs ($)(2) H2 2025 G&A ($) H2 2025 Production (boe/d, annual average)	20% 7.5% 5% 7.5%	$74.3M $10.9M 27,100	$70.8M $10.4M 27,700	$67.3M $9.9M 28,300	$76.8M $10.0M 27,644	0% 9% 7%	16%
Sustainability Reserves Replacement (1P)(3) Reserves Replacement (2P)(3)	15% 7.5% 7.5%	105% 160%	125% 180%	145% 200%	198% 249%	15% 15%	30%
Share Price Relative Shareholder Return(4)	20%	9th out of 13	6th out of 13	3rd out of 13	12th out of 13	0%	0%
Board Discretion	30%					41%	41%
Corporate Performance Score							110%

Notes:

(1)
Corporate targets may be adjusted by the Board to give effect to asset acquisitions and divestitures, curtailment or capital adjustments.

38	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(2)
Non-GAAP Financial Measure. See "Non-GAAP and Other Financial Measures".
(3)
Oil & gas metrics. See "Oil and Gas Information Advisory".
(4)
Companies included in the relative shareholder return analysis are the same as identified for the 2025 Executive Compensation Peer Group. For additional details please refer to "Compensation Discussion & Analysis - Executive Compensation Peer Group and Benchmarking".

2025 Cash Bonus Awards

The table below displays the cash bonus awards for the NEOs for 2025 performance as determined by the Board on February 18, 2026.

Name	Actual Bonus Award ($)
Stephen Loukas	667,500
Peter Scott	476,400
Gary Sykes	286,500
Cliff Swadling	246,300
Mark Hawkins	180,700

PSU, RSU and Stock Option Grant Decisions for 2025

In 2025, pursuant to the Award Plan and the Stock Option Plan, employees, including the NEOs, may be provided with an initial grant of PSUs, RSUs and Options, respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. PSUs, RSUs and Options may also be granted from time to time in connection with the promotion of an employee, including a NEO. Additional PSUs, RSUs and Options are also granted annually to certain employees, including the NEOs, as a long-term incentive and retention tool. These annual grants of PSUs, RSUs and Options are assessed by the HRG&C Committee each year beginning with a review of recommendations from management. In determining long-term incentive grants to NEOs, the HRG&C Committee and the Board consider market data from Laulima Consulting Inc. (“Laulima”) regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive's individual skills and capabilities. The HRG&C Committee and the Board also consider previous PSU, RSU and Option grants made to NEOs when considering new PSUs, RSUs and Option grants.

The mix of PSUs, RSUs and Options rewards executives for creating Shareholder value and achieving specific financial and operational results. NEOs will only realize value from Options when the share price exceeds the grant price over a sustained period of time. Any payout from the PSUs is dependent on shareholder return metrics over a three year period. Proceeds from the RSU grant will be directly linked to the share price at the time of vesting.

The PSUs, RSUs and Options granted to each of the NEOs are reflected in the following tables, as well as in the "Summary Compensation Table" under "Compensation Discussion & Analysis – Executive Compensation Data".

39	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

PSUs

Name	Number of PSUs Granted in 2025	Grant Date Fair Value of PSUs Granted(1) ($)	Grant Date	Vesting Date
Stephen Loukas	113,000	849,760	March 5, 2025	Conditional(2)
	1,100	8,316	March 18, 2025
	36,400	240,968	April 22, 2025
Peter Scott	26,900	202,288	March 5, 2025	December 31, 2027
	5,100	38,556	March 18, 2025
Gary Sykes	48,300	363,216	March 5, 2025	December 31, 2027
	2,600	19,656	March 18, 2025
Cliff Swadling	40,600	305,312	March 5, 2025	December 31, 2027
	3,400	25,704	March 18, 2025
Mark Hawkins	37,900	285,008	March 5, 2025	December 31, 2027
	3,300	24,948	March 18, 2025

Notes:

(1)
Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date of grant.
(2)
The PSUs will vest on December 31, 2027, provided that had Mr. Loukas ceased to serve as President and Chief Executive Officer on or before December 31, 2025, the PSUs would have vested on December 31, 2025.

RSUs

Name	Number of RSUs Granted in (or in respect of) 2025	Grant Date Fair Value of RSUs Granted(1) ($)	Grant Date	Vesting Date
Stephen Loukas	56,500	424,880	March 5, 2025	Conditional(2)
	600	4,536	March 18, 2025
	18,200	120,484	April 22, 2025
Peter Scott	13,400	100,768	March 5, 2025	One-third each on March 5, 2026-2028
	2,500	18,900	March 18, 2025	One-third each on March 18, 2026-2028
Gary Sykes	24,100	181,232	March 5, 2025	One-third each on March 5, 2026-2028
	1,300	9,828	March 18, 2025	One-third each on March 18, 2026-2028
Cliff Swadling	20,300	152,656	March 5, 2025	One-third each on March 5, 2026-2028
	1,700	12,852	March 18, 2025	One-third each on March 18, 2026-2028
Mark Hawkins	18,900	142,128	March 5, 2025	One-third each on March 5, 2026-2028
	1,700	12,852	March 18, 2025	One-third each on March 18, 2026-2028

Notes:

(1)
Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date of grant.

40	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(2)
The RSUs will vest on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or a Director of Obsidian Energy; and (ii) December 31, 2027; so long as such date is not later than December 1, 2028, in which case that date will become the vesting date.

Stock Options

Name	Number of Options Granted in 2025	Grant Date Fair Value of Options Granted(1) ($)	Grant Date	Grant Price ($)	Expiry Date
Stephen Loukas	113,000	402,280(2)	March 5, 2025	7.52	Conditional(7)
	1,100	3,916(3)	March 18, 2025	7.56
	36,400	110,292(4)	April 22, 2025	6.62
Peter Scott	26,900	124,009(5)	March 5, 2025	7.52	March 5, 2030
	5,100	22,542(6)	March 18, 2025	7.56	March 18, 2030
Gary Sykes	48,300	222,663(5)	March 5, 2025	7.52	March 5, 2030
	2,600	11,492(6)	March 18, 2025	7.56	March 18, 2030
Cliff Swadling	40,600	187,166(5)	March 5, 2025	7.52	March 5, 2030
	3,400	15,028(6)	March 18, 2025	7.56	March 18, 2030
Mark Hawkins	37,900	174,719(5)	March 5, 2025	7.52	March 5, 2030
	3,300	14,586(6)	March 18, 2025	7.56	March 18, 2030

Notes:

(1)
NEOs will not receive any value from an Option unless the Option is exercised, and the Common Share acquired is subsequently sold at a price that exceeds the exercise price of the Option.
(2)
Represents the grant date fair value of the Options using Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 9 in the Summary Compensation Table under "Compensation Discussion & Analysis – Executive Compensation Data".
(3)
Represents the grant date fair value of the Options using Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 10 in the Summary Compensation Table under "Compensation Discussion & Analysis – Executive Compensation Data".
(4)
Represents the grant date fair value of the Options using Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 11 in the Summary Compensation Table under "Compensation Discussion & Analysis – Executive Compensation Data".
(5)
Represents the grant date fair value of the Options using Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 15 in the Summary Compensation Table under "Compensation Discussion & Analysis – Executive Compensation Data".
(6)
Represents the grant date fair value of the Options using Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 16 in the "Summary Compensation Table" under "Compensation Discussion & Analysis – Executive Compensation Data".
(7)
The Options vested December 31, 2025 and shall expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or a Director of Obsidian Energy; and (ii) December 31, 2028; so long as such date is not later than five years after the Grant Date, in which case that date will become the expiry date.

2025 PSUs

The table below identifies the current corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the performance factor ("PF") for the PSUs granted in 2025 (the "2025 PSUs"), which vest on December 31, 2027 and for which the performance period is the three-year period ended December 31, 2027.

41	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Corporate Performance Measures	Payout Multipliers ("PM")	Weighting	Weighted PM
Total Shareholder Return(1) for the three year period ended December 31, 2027	Less than 0% total Shareholder Return = 0.50	1.0	PM X 1.0 = A
	0% to less than 10% = straight line index to Total Shareholder Return (0.50 to 0.95)
	10% to less than 20% = straight line index to Total Shareholder Return (1.0 to 1.45)
	20% or greater Total Shareholder Return = 1.50
		1.0	PF = A

Notes:

(1)
"Total Shareholder Return" or "TSR" means Obsidian Energy's TSR during the applicable performance period, calculated using cumulative dividends or other distributions on a reinvested basis (as such dividends or other distributions occur) and the change in the trading price of the Obsidian Energy Shares on the TSX.

Changes to 2024 and 2025 PSU Programs, and 2023 PSU Payout

Further to the explanation of the 2025 PSU program above, on February 18, 2026, the Board approved amendments to the outstanding 2024 and 2025 PSUs. Previously, both sets of PSUs were based on Obsidian Energy’s percentile rank of Obsidian Energy’s total shareholder return (TSR) relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy’s performance/peer group (RTSR).

Considering the continued consolidation within the Western Canadian oil and gas industry and the Company's peer group, the material difference in TSR performance between S&P/TSX Capped Energy Index companies and non-index companies (such as Obsidian Energy), and there being too few non-index companies to form a meaningful peer group, the Board, on the recommendation of the HRG&C Committee and with support from external compensation consultant, Laulima, determined that the original PSU structure no longer appropriately reflected and rewarded Obsidian Energy’s underlying performance. As a result, the 2024 and 2025 PSUs were amended such that their payout will instead be based solely on Obsidian Energy’s total shareholder returns, as follows:

Original 2024 and 2025 PSU Performance Measure	Original 2024 and 2025 PSU Payout Multipliers		New 2024 and 2025 PSU Performance Measure	New 2024 PSU Payout Multipliers		New 2025 PSU Payout Multipliers
Relative Total Shareholder Return	Relative Total Shareholder Return Percentile Rank	Payout Multiplier	Total Shareholder Return	Total Shareholder Return	Payout Multiplier	Total Shareholder Return	Payout Multiplier
	0-24%	0%		<0%	50%	<5%	50%
	25-50%	25%-100%		0%-10%	50%-100%	5%-15%	50%-100%

42	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

50%	100%	10%	100%	15%	100%
50-90%	100%-200%	10%-20%	100%-150%	15%-25%	100%-150%
90-100%	200%	>20%	150%	>25%	150%

While this new PSU program structure introduces a minimum payout of 50% to foster engagement and retention, it also reduces the maximum payout from 200% to 150% as compared to the prior program structure. The PSU Payout Multipliers also have thresholds for the Total Shareholder Return that are 5% higher for the 2025 PSUs compared to the 2024 PSUs because of the relative in-the-money value of the 2024 PSUs and the 2025 PSUs at the time the amendments to the program were introduced (February 2026).

With respect to the 2023 PSUs, the three-year performance period ended on December 31, 2025. Under the original PSU payout structure based on RTSR performance, there would have been no payout. Consistent with the PSU program amendments described above and considering management's significant accomplishments and contributions to the creation of shareholder value during the three-year performance period, including accomplishments such as the production growth in our Peace River asset, the close of the Pembina Disposition and our active share buyback program since its inception in 2023 the Board exercised its discretion to approve a 2023 PSU payout of 100%. Historically, the PSU payout has been settled 100% in cash, however, the NEOs received 50% of their 2023 PSU payout in Shares.

PSUs will not be granted in 2026.

Breakdown of Executive Benefits and Perquisites in 2025

All of our employees, including the NEOs, participate in a market competitive benefits program, which includes forms of insurance, extended health and dental coverage, short and long-term disability coverage, health spending account and emergency travel assistance.

The NEOs are offered a limited number of perquisites to maintain market competitiveness and to assist them in carrying out their responsibilities. These perquisites include parking and access to executive health medical services.

The table below reflects the breakdown of benefits and perquisites provided to the NEOs in 2025:

Named Executive Officer	Perquisites			Other Compensation			Total All Other Compensation ($)
Generally Available to Employees
	Parking ($)	Other Perquisites ($)(1)	Total ($)	Life/Health Insurance Premiums ($)	Savings Plan Contributions ($)	Total ($)

43	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Stephen Loukas	Nil	Nil	Nil	108,721(2)	52,875	161,596	161,596
Peter Scott	6,132	Nil	6,132	1,867	38,500	40,367	46,499
Gary Sykes	6,132	3,900	10,032	1,867	33,750	35,617	45,649
Cliff Swadling	6,132	9,048(3)	15,180	1,867	Nil	1,867	17,047
Mark Hawkins	Nil	Nil	Nil	1,867	30,750	32,617	32,617

Notes:

(1)
In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments, if elected.
(2)
In the case of Mr. Loukas, this amount primarily reflects the premiums associated with his healthcare coverage in the United States, which Obsidian Energy started paying in April 2025.
(3)
In the case of Mr. Swadling, this amount reflects the value of the personal use of his company-provided vehicle in connection with his role of Vice President, Operations, and the associated tax obligation in connection with his parking and company-provided vehicle benefits, for which Obsidian Energy compensates Mr. Swadling.

Pension Plan Benefits

Obsidian Energy does not have a pension plan in which NEOs participate that provides for payments or benefits at, following, or in connection with retirement, such as a defined benefit plan or a defined contribution plan. Instead, Obsidian Energy offers contributions to the Savings Plan as described in the "Executive Compensation Overview". In addition, Obsidian Energy does not have any deferred compensation plans in which NEOs are eligible to participate.

Contract Terms for Mr. Loukas as President and Chief Executive Officer

In 2025 and as amended in 2026, Mr. Loukas had a contract that provided for continued service through 2025 and 2026:

•
Mr. Loukas would be paid an annual base salary of $530,000, effective April 1, 2025, and for 2026;
•
Mr. Loukas would be eligible for a short-term incentive bonus based on a target of 100% of his annual salary and would be based on similar terms and similar performance metrics to the other senior executives of Obsidian Energy, and be paid on the same date as the other senior executives of Obsidian Energy;
•
Mr. Loukas would receive $2,199,500 worth of long-term incentives, with restricted share units (25% of the grant), stock options (25% of the grant) and performance share units (50% of the grant) as partial compensation for 2025;
•
Mr. Loukas would receive $2,199,500 worth of long-term incentives, with restricted share units (33% of the grant) and stock options (67% of the grant) as partial compensation for 2026;
•
With respect to the 2026 short-term incentive bonus (STIB), in lieu of a future cash payment, Mr. Loukas was granted additional long-term incentives based on a target grant value equal to his short-term incentive target ($530,000), comprised of restricted share units (33% of the grant) and stock options (67% of the grant);
•
The 2026 STIB grant will vest on March 1, 2027, provided that the Board ultimately determines in early 2027 that Mr. Loukas will be eligible for a 2026 short-term incentive bonus payment;

44	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

o
Should the 2026 bonus payment exceed the $530,000 grant amount, the difference will be paid to Mr. Loukas in cash; and
o
Should the 2026 bonus payment be below the $530,000 grant amount, a pro rata portion of the STIB restricted share units and stock options will be cancelled.

Please refer to "Compensation Discussion & Analysis - Executive Compensation Decisions for 2025 - Cash Bonus Decisions for 2025" for details on Mr. Loukas’ awarded 2025 short-term incentive bonus.

Please refer to "Compensation Discussion & Analysis - Executive Compensation Decisions for 2025 - PSU, RSU and Stock Option Grant Decisions for 2025" for details on the incentives granted for 2025.

EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the HRG&C Committee

The HRG&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HRG&C Committee's mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)
the overall compensation philosophy, guidelines and plans for Obsidian Energy employees and executives, including in respect of base salaries, short- and long-term incentive plans, benefit plans and perquisites, as well as short- and long-term corporate goals and objectives and other performance measures;
(b)
the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity-based or long-term incentive compensation and other terms of employment of the executive officers and Chief Executive Officer; and
(c)
corporate goals and objectives relevant to Chief Executive Officer compensation and the evaluation of the Chief Executive Officer’s performance in light of such goals and objectives.

Composition and Independence of the HRG&C Committee

The current members of the HRG&C Committee as at March 15, 2026, are Messrs. Brydson, Kernaghan and Faust and Ms. Bosman.

The HRG&C Committee mandate requires that each member of the committee be independent in accordance with the definition of "independent" director in NI 58-101. All members of the HRG&C Committee in 2025 and as at March 15, 2026, have been determined by the Board to be independent directors within the meaning of NI 58-101. None of the members of the HRG&C Committee in 2025 and as at March 15, 2026, is an officer, employee or former officer of Obsidian Energy or of any subsidiaries of Obsidian Energy.

Consistent with best practices, all of the committee members have experience in executive compensation by virtue of their experience as directors, former directors, senior officers or former senior officers of large public and private companies. The Board believes that the HRG&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

45	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

The HRG&C Committee formally met three times in 2025, held "in-camera" sessions with external advisors as required, and held "in-camera" sessions without the presence of management at the start and/or end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HRG&C Committee receives information from Obsidian Energy's human resources management team ("HR Management"). HR Management prepares materials for the HRG&C Committee regarding the compensation of Obsidian Energy's executive officers. In addition, HR Management works closely with members of our senior executive team in developing compensation recommendations for executives, including the NEOs, and works with the HRG&C Committee Chair and the Corporate Secretary to plan HRG&C Committee meetings.

External Compensation Consultant

Obsidian Energy primarily engages the compensation consulting services of Laulima, to provide advice and information in relation to the compensation of Obsidian Energy's executives and other employees, including peer compensation data. In 2024 and 2025, Laulima provided support to the HRG&C Committee to formulate compensation recommendations to the Board for Obsidian Energy's executives, including the NEOs, through the provision of benchmark market data, and attendance at a number of HRG&C Committee meetings as well as other discussions to review market trends and issues, including certain "in-camera" portions of meetings, as invited by the HRG&C Committee.

Obsidian Energy may also from time to time engage Mercer (Canada) Limited ("Mercer") to supplement the services provided from Laulima.

Fees Paid to Laulima and Mercer in 2024 and 2025

Description	Fees Paid
	2024 ($)	2025 ($)
Laulima	41,689	78,629
Mercer (Executive-Compensation Related Fees)	3,810	3,000
Mercer (all other fees)	8,600	10,150
Total Paid to Laulima and Mercer	54,099	91,779

MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Obsidian Energy, with a focus on the most significant risks facing Obsidian Energy, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board's risk oversight process includes oversight of management's risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The HRG&C Committee reviews strategic, operational and reputational risks in connection with compensation matters and considers the implications of each on our compensation program in making

46	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

recommendations to the Board. These risks are managed by employing specific strategies aimed towards balancing and reducing compensation-related risks.

The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself, which includes a balanced pay mix, incentives tied to the short, medium and long term, a long-term incentive program with a sizable stock component, quantitative and qualitative performance goals, the use of minimum Share ownership requirements for executives, and the adoption in November 2023, effective October 2, 2023, of a new policy called the Incentive Compensation Recovery Policy (the "Recovery Policy") which replaced the Executive Incentive Compensation Recoupment Policy (the "Recoupment Policy"), which was originally put in place in March 2015 and was last amended in March 2018. The Recovery Policy provides for the recovery of erroneously awarded incentive compensation in the event that Obsidian Energy is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under securities laws. The Recovery Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), related rules and the listing standards of NYSE American or any other securities exchange on which the Company’s shares are listed in the future.

At-Risk Compensation

The significant portion of Obsidian Energy's executive compensation being "at-risk" helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Obsidian Energy's compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Obsidian Energy or our Shareholders. The vesting of Option, PSU and RSU awards over time further encourages executives to focus on Total Shareholder Return over the longer term.

In establishing compensation programs, one of the HRG&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interests of Management with those of Shareholders. The HRG&C Committee seeks to achieve this objective by, among other things:

•
assessing corporate performance based on Total Shareholder Return;
•
giving the Board discretion to adjust overall compensation depending on various circumstances;
•
ensuring that there is a mix of equity vehicles that are subject to both time and performance-vesting conditions across different time horizons;
•
granting PSUs with overlapping cycles to reduce risk of manipulation of any one-year performance;
•
determining cash bonuses based on achievement against a balanced, diversified mix of performance measures. The performance measures include a focus on health and safety, operational, sustainability and financial targets. As the value of both components of executives' "at-risk" compensation is strongly linked to Total Shareholder Return, we believe that the significant weighting of executive compensation toward these "at-risk" components serves as an effective risk management tool;
•
incorporating absolute caps on cash bonuses to reduce the chances of unnecessary risk taking; and

47	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

•
discouraging inappropriate or excessive risk-taking behaviours through minimum Share ownership requirements and a compensation recoupment policy for executives that further align executive and Shareholder interests.

Executive Incentive Compensation Recovery Policy

Effective October 2023, we augmented our compensation risk management strategy with the adoption of the Recovery Policy (previously under the Recoupment Policy). The Recovery Policy applies to those individuals defined under the policy as "Covered Executives", but at the very least covers the President and Chief Executive Officer and all officers reporting directly to him or her (each a "Covered Executive" for the purposes of this section only), and provides that in the event that:

(a)
Obsidian Energy makes a restatement of our financial statements due to our material noncompliance with any applicable financial reporting requirement under securities laws; and
(b)
the Covered Executive received an "Overcompensation Amount" (being the portion of the executive officer's incentive compensation relating to the year(s) subject to the restatement which is in excess of the incentive compensation that the Covered Executive would have received for such year(s) (up to three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement, including transition periods resulting from a change in the fiscal year as provided in Rule 10D-1 of the Exchange Act if the incentive compensation had been computed in accordance with the results as restated under the restatement, all amounts shall be calculated without regard to taxes paid);

then the Board will determine and recover the Overcompensation Amount from the Executive. The Board shall recover any Overcompensation Amount in accordance with the Recovery Policy, except to the extent that certain conditions are met and the Board has determined that such recovery would be impracticable, all in accordance with Rule 10D-1 of the Exchange Act and NYSE American or any other securities exchange on which Obsidian Energy's shares are listed in the future. The full text of the Recovery Policy is available on the Corporation's website at www.obsidianenergy.com.

Anti-Hedging

Obsidian Energy directors, officers and employees may not knowingly, directly or indirectly: (a) sell a security of Obsidian Energy if they do not own or have not fully paid for the security; (b) buy or sell a call or put in respect of an Obsidian Energy security; or (c) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of Obsidian Energy equity securities granted as compensation or held, directly or indirectly, by the director, officer or employee. However, Obsidian Energy directors, officers and employees may sell a Share which they do not own if they own another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, they: (i) exercise the conversion privilege, option or right and deliver the Share to the purchaser; or (ii) transfer the convertible security, option or right, if transferable to the purchaser.

Executive Equity Ownership Requirements

Under the Director and Executive Share Ownership Policy, each executive of Obsidian Energy (including each NEO) is required to meet and maintain ownership of the applicable minimum value of Shares. On March 6, 2018, the Board decided to increase the shareholder requirements of the non-Chief Executive

48	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Officer NEOs to 2.0 times salary from 1.0 time. The NEOs will have five years from their appointment to their executive position to satisfy this requirement.

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included, including any Shares acquired pursuant to the exercise of Options and not subsequently sold. Options held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. PSUs held by the executives are also excluded from the calculation. However, unvested RSUs (the total of which is less the anticipated tax withholdings based on using RSU vested shares to remit tax obligations) held by the executives under the Award Plan are included in the calculation.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs who were employees of Obsidian Energy as at March 15, 2026 (excluding any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2025) and value-at-risk statistics for the applicable NEOs of Obsidian Energy as at March 15, 2026 (excluding the impact of any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2025).

Name	Shares(1) (#)	Unvested RSUs held under the Award Plan(2) (#)	Value at Risk Amount(3) ($)	Value at Risk as multiple of base salary(4) (#)	Share Ownership Required (minimum value at risk as a multiple of base salary)	Complies with Applicable Executive Equity Ownership Requirement
Stephen Loukas(5)	1,304,546	129,376	16,748,209	31.6	4.0	Yes
Peter Scott	218,044	19,621	2,775,927	7.2	2.0	Yes
Gary Sykes	132,019	31,113	1,905,382	5.6	2.0	Yes
Cliff Swadling	204,983	27,195	2,711,839	8.6	2.0	Yes
Mark Hawkins	101,247	25,393	1,479,155	4.8	2.0	Yes
Average value at risk as multiple of base salary:					11.6
Total value at risk as multiple of total base salaries:					13.6

Notes:

(1)
Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each NEO as at March 15, 2026, based on information reported on SEDI, and excluding any Shares that may have been acquired by the NEO, directly or indirectly, under the Savings Plan since December 31, 2025.
(2)
Total unvested RSUs held under the Award Plan, the total of which is less the anticipated tax withholdings.
(3)
"Value at Risk Amount" reflects the market value of the Shares plus the value of the unvested RSUs, each based on the closing price of $11.68 of the Shares on the TSX on March 13, 2026.
(4)
"Value at Risk as multiple of base salary" reflects the "Value at Risk Amount" for the NEO divided by the 2025 annual base salary for the NEO.
(5)
Mr. Loukas also has 118,197 DSUs that he acquired when he was a Non-Management Director that are not included as part of this calculation.

EXECUTIVE COMPENSATION DATA

Summary Compensation Table for 2023-2025

The following table provides a summary of all direct and indirect compensation provided to our NEOs for, or in connection with, services they have provided to Obsidian Energy and our subsidiaries in the three most recently completed financial years.

49	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Name and principal position	Year	Salary(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value(6) ($)	All other compensation(7) ($)	Total compensation(8) ($)
					Annual incentive plans(4)	Long-term incentive plans(5)
Stephen Loukas President and Chief Executive Officer	2025	528,750	1,648,944	516,488(9)(10) (11)	667,500	N/A	N/A	161,596	3,523,278
	2024	525,000	1,274,765	443,143(12)	694,300	N/A	N/A	54,320	2,991,528
	2023	525,000	1,515,933(13)	424,800(14)	775,700	N/A	N/A	54,455	3,295,888
Peter Scott Senior Vice President and Chief Financial Officer	2025	385,000	360,512	146,551(15)(16)	476,400	N/A	N/A	46,499	1,414,962
	2024	385,000	303,010	130,625(17)	494,700	N/A	N/A	46,035	1,359,370
	2023	385,000	303,129	130,604(18)	554,400	N/A	N/A	46,170	1,419,303
Gary Sykes Senior Vice President, Commercial & Development	2025	337,500	573,932	234,155(15)(16)	286,500	N/A	N/A	45,649	1,477,736
	2024	328,750	544,260	235,000(17)	301,500	N/A	N/A	44,310	1,453,820
	2023	316,250	535,626	230,776(18)	296,000	N/A	N/A	43,195	1,421,847
Cliff Swadling Vice President, Operations	2025	312,500	496,524	202,194(15)(16)	246,300	N/A	N/A	17,047	1,274,565
	2024	303,750	457,410	197,500(17)	256,200	N/A	N/A	15,833	1,230,693
	2023	295,000	450,279	194,004(18)	265,900	N/A	N/A	15,980	1,221,163
Mark Hawkins Vice President, Legal, General Counsel & Corporate Secretary	2025	307,500	464,936	189,305(15)(16)	180,700	N/A	N/A	32,617	1,175,058
	2024	300,000	427,495	184,375(17)	192,800	N/A	N/A	31,865	1,136,535
	2023	295,000	427,716	184,494(18)	212,400	N/A	N/A	33,095	1,152,705

Notes:

(1)
Represents the dollar value of cash base salary each NEO earned during the respective year.
(2)
Reflects the grant date fair value of the applicable PSUs assuming target performance (PF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the five days preceding the date of grant, plus the grant date fair value of the applicable RSUs based on the volume weighted average trading price of the Shares on the TSX for the five days preceding the date of grant.
(3)
NEOs will not receive any value from an Option unless the Option is exercised, and the Common Share acquired is subsequently sold at a price that exceeds the exercise of the Option.
(4)
Represents annual cash bonus awards earned by the NEO in the respective year.
(5)
No amounts were earned by the NEO in 2023, 2024 or 2025 for services performed during the respective year that are related to awards under long-term non-equity incentive plans.
(6)
Obsidian Energy does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(7)
Represents the dollar value of all other compensation received by each NEO in the respective year that is not reported in any other column of the table. See "Compensation Discussion & Analysis - Executive Compensation Decisions for 2025 – Breakdown of Executive Benefits and Perquisites in 2025" for details.
(8)
Represents the dollar value of each NEO’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.

50	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(9)
Reflects the grant date fair value of the 113,000 Options awarded to Mr. Loukas on March 5, 2025 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$3.56
Expected life of Options (years)	4.0
Expected volatility (average)	59.10%
Risk-free rate of return (average)	2.56%
Dividend yield	0%
(10)
Reflects the grant date fair value of the 1,100 Options awarded to Mr. Loukas on March 18, 2025 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$3.56
Expected life of Options (years)	4.0
Expected volatility (average)	58.53%
Risk-free rate of return (average)	2.60%
Dividend yield	0%
(11)
Reflects the grant date fair value of the 36,400 Options awarded to Mr. Loukas on April 22, 2025 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$3.03
Expected life of Options (years)	3.69
Expected volatility (average)	59.10%
Risk-free rate of return (average)	2.65%
Dividend yield	0%
(12)
Reflects the grant date fair value of the Options awarded to Mr. Loukas in 2024 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$5.03
Expected life of Options (years)	3.75
Expected volatility (average)	67.71%
Risk-free rate of return (average)	3.50%
Dividend yield	0%
(13)
The number of RSUs and PSUs granted to Mr. Loukas was determined at the same time as the other NEOs but were not granted until later in the year upon the finalization of Mr. Loukas’ employment contract. During that period, the grant date fair value increased from $9.81 per unit to $11.76. This results in a reported fair value increase of $241,614.
(14)
Reflects the grant date fair value of the Options awarded to Mr. Loukas in 2023 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$5.90
Expected life of Options (years)	3.25
Expected volatility (average)	69.33%
Risk-free rate of return (average)	4.32%
Dividend yield	0%
(15)
Reflects the grant date fair value of the Options awarded to all other NEOs other than Mr. Loukas on March 5, 2025 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$4.61
Expected life of Options (years)	5.0
Expected volatility (average)	73.10%
Risk-free rate of return (average)	2.62%
Dividend yield	0%
(16)
Reflects the grant date fair value of the Options awarded to all other NEOs other than Mr. Loukas on March 18, 2025 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$4.42
Expected life of Options (years)	5.0
Expected volatility (average)	68.45%
Risk-free rate of return (average)	2.67%
Dividend yield	0%

51	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(17)
Reflects the grant date fair value of the Options awarded to all other NEOs other than Mr. Loukas in 2024 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$6.25
Expected life of Options (years)	4.75
Expected volatility (average)	79.87%
Risk-free rate of return (average)	3.50%
Dividend yield	0%
(18)
Reflects the grant date fair value of the Options awarded to all other NEOs other than Mr. Loukas in 2023 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$6.34
Expected life of Options (years)	3.90
Expected volatility (average)	82.37%
Risk-free rate of return (average)	3.59%
Dividend yield	0%

Outstanding Share-Based Awards and Option-Based Awards

Obsidian Energy granted "share-based awards" in the form of PSUs and RSUs to its NEOs in 2025 pursuant to the Award Plan. For details regarding the Award Plan, see "Compensation Discussion & Analysis - Executive Compensation Decisions for 2025– PSU and RSU Grant Decisions for 2025" and "Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan".

Obsidian Energy granted to its NEOs in 2025 option-based awards as the Stock Option Plan was amended and approved by the shareholder on July 30, 2020. For details regarding the Stock Option Plan, see "Summaries of Equity Compensation Plans – Stock Option Plan".

Long-Term Incentive Awards Outstanding at December 31, 2025

The following table sets forth information regarding all PSUs, RSUs and Options outstanding as at December 31, 2025 that were held by each NEO serving as such on that date.

52	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

		Option-based Awards				Share-based Awards
Name	Grant Year	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration dates	Value of unexercised Options(1) ($)	Number of Share-based awards not vested(2) (#)	Market or payout value of Share-based awards not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Stephen Loukas	2025	113,000	$7.52	TBD(4)	101,700	225,800	1,876,398	N/A
	2025	1,100	$7.56	TBD(4)	946	Nil	N/A	N/A
	2025	36,400	$6.62	TBD(4)	65,520	Nil	N/A	N/A
	2024	88,100	$9.65	TBD(5)	Nil	132,100	1,097,751	N/A
	2023	72,000	$11.67	TBD(6)	Nil	43,300	359,823	817,071(7)
Peter Scott	2025	26,900	$7.52	March 5, 2030	24,210	47,900	398,049	N/A
	2025	5,100	$7.56	March 18, 2030	4,386	N/A	N/A	N/A
	2024	20,900	$9.65	March 6, 2029	Nil	27,900	231,849	N/A
	2023	20,600	$9.81	March 3, 2028	Nil	3,433	28,528	194,361(7)
	2022	15,400	$10.64	March 4, 2027	Nil	Nil	N/A	N/A
	2021	155,800	$1.99	May 16, 2026	1,001,794	Nil	N/A	N/A
Gary Sykes	2025	48,300	$7.52	March 5, 2030	43,470	76,300	634,053	N/A
	2025	2,600	$7.56	March 18, 2030	2,236	Nil	N/A	N/A
	2024	37,600	$9.65	March 6, 2029	Nil	50,133	416,605	N/A
	2023	36,400	$9.81	March 3, 2028	Nil	6,066	50,408	343,434(7)
	2022	30,000	$10.64	March 4, 2027	Nil	Nil	N/A	N/A
	2021	187,850	$1.99	May 16, 2026	1,207,876	Nil	N/A	N/A
Cliff Swadling	2025	40,600	$7.52	March 5, 2030	36,540	66,000	548,460	N/A
	2025	3,400	$7.56	March 18, 2030	2,924	Nil	N/A	N/A
	2024	31,600	$9.65	March 6, 2029	Nil	42,133	350,125	N/A
	2023	30,600	$9.81	March 3, 2028	Nil	5,100	42,381	288,711(7)
	2022	23,700	$10.64	March 4, 2027	Nil	Nil	N/A	N/A
Mark Hawkins	2025	37,900	$7.52	March 5, 2030	34,110	61,800	513,558	N/A
	2025	3,300	$7.56	March 18, 2030	2,838	Nil	N/A	N/A
	2024	29,500	$9.65	March 6, 2029	Nil	39,366	327,131	N/A
	2023	29,100	$9.81	March 3, 2028	Nil	4,833	40,162	274,559(7)
	2022	23,700	$10.64	March 4, 2027	Nil	Nil	N/A	N/A
	2021	182,000	$1.99	May 16, 2026	1,170,260	Nil	N/A	N/A

Notes:

(1)
The value of unexercised Options held at December 31, 2025 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2025 and the exercise price of the applicable Options. NEOs will not receive any value from an Option unless the Option is exercised, and the Common Share acquired is subsequently sold at a price that exceeds the exercise of the Option.

53	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

(2)
Represents the aggregate number of PSUs and RSUs held by the NEO that had not vested at December 31, 2025.
(3)
The estimated value of each PSU that had not yet vested at December 31, 2025 assumes target performance is achieved (i.e. PF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2025. The estimated value of each RSU that had not yet vested at December 31, 2025 is based on the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2025.
(4)
The Options shall expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or a Director of Obsidian Energy; and (ii) December 31, 2028; so long as such date is not later than five years after the grant date, in which case that date will become the expiry date.
(5)
The Options shall expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or a Director of Obsidian Energy; and (ii) December 31, 2027; so long as such date is not later than five years after the grant date, in which case that date will become the expiry date.
(6)
The Options shall expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or a Director of Obsidian Energy; and (ii) December 31, 2026; so long as such date is not later than five years after the grant date, in which case that date will become the expiry date.
(7)
Represents the aggregate dollar value of the 2023 PSUs that had vested on December 31, 2025, at a PF of 1.0 as approved by the Board. One-half of the PSUs was settled in cash and the other half was settled in Obsidian Energy Shares. The value of each such 2023 PSU settled in cash is based on the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2025, and the value of each such 2023 PSU settled in Obsidian Energy Shares is based on the volume weighted average trading price of Shares on the TSX for the five days ending February 26, 2027.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the PSUs, RSUs and Options that vested in 2025 that were held by each NEO, and the value of cash bonuses granted to each NEO in respect of the 2025 financial year.

Named Executive Officer	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Stephen Loukas	168,166	3,391,425	667,500
Peter Scott	156,969	265,058	476,400
Gary Sykes	306,079	472,470	286,500
Cliff Swadling	115,145	395,141	246,300
Mark Hawkins	241,800	376,546	180,700

Notes:

(1)
Represents the aggregate dollar value that would have been realized if the Options that vested in 2025 had been exercised on the respective vesting dates of such Options. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options.
(2)
Represents the aggregate dollar value of all RSUs and 2023 PSUs that vested in 2025. The value of each RSU that vested is based on the volume weighted average trading price of the Shares on the TSX for the five days immediately preceding the vest date. The value of each such 2023 PSU settled in cash is based on the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2025, and the value of each such 2023 PSU settled in Obsidian Energy Shares is based on the volume weighted average trading price of Shares on the TSX for the five days ending February 26, 2027 and a PF of 1.0 as approved by the Board.
(3)
Reflects 2025 cash bonus amounts awarded.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Obsidian Energy’s equity compensation plans as at December 31, 2025.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted‑average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	4,343,200	6.50	1,711,489
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,343,200	6.50	1,711,489

Notes:

(1)
Reflects the number of Shares to be issued upon vesting/exercise of outstanding Restricted Share Units, Performance Share Units (at PF of 1.0) and Options as at December 31, 2025.
(2)
Reflects the weighted-average exercise price of outstanding Options.
(3)
The number of Shares that could be issued under Obsidian Energy's equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see "Summaries of Equity Compensation Plans – Stock Option Plan" and "Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan".

Burn Rate

The annual burn rate for each Security Based Compensation Arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Shares outstanding for the financial year, is set forth in the following table:

Burn Rate
Financial Year Ending December 31	Stock Option Plan	Restricted and Performance Share Unit Plan
2023	0.32%(1)	1.52%(2)
2024	0.44%(3)	1.30%(4)
2025	0.75%(5)	1.87%(6)

Notes:

(1)
The annual burn rate for the Options granted in 2023 is calculated as the 260,780 Options granted in 2023, divided by the 80,922,483 weighted average number of Shares outstanding during 2023.
(2)
The annual burn rate for the Restricted and Performance Share Units granted in 2023 is calculated as the 1,231,220 Restricted and Performance Share Units granted in 2023, divided by the 80,922,483 weighted average number of Shares outstanding during 2023.
(3)
The annual burn rate for the Options granted in 2024 is calculated as the 336,210 Options granted in 2024, divided by the 75,988,691 weighted average number of Shares outstanding during 2024.
(4)
The annual burn rate for the Restricted and Performance Share Units granted in 2024 is calculated as the 985,850 Restricted and Performance Share Units granted in 2024, divided by the 75,988,691 weighted average number of Shares outstanding during 2024.
(5)
The annual burn rate for the Options granted in 2025 is calculated as the 521,070 Options granted in 2025, divided by the 69,434,635 weighted average number of Shares outstanding during 2025.
(6)
The annual burn rate for the Restricted and Performance Share Units granted in 2025 is calculated as the 1,298,060 Restricted and Performance Share Units granted in 2025, divided by the 69,434,635 weighted average number of Shares outstanding during 2025.

PERFORMANCE GRAPH

The following graph illustrates Obsidian Energy's cumulative Total Shareholder Return during the five most recently completed financial years, assuming that $100 was invested in Common Shares on the first day of the five-year period, compared to the cumulative total return of the S&P/TSX Composite Total

55	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested, as applicable.

Total Shareholder Return
Value of Investment $C
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
OBE
S&P TSX Composite TR Index
S&P/TSX Oil & Gas Exploration and Production TR Index

	($)	2021 ($)	2022 ($)	2023 ($)	2024 ($)	2025
Obsidian Energy	100	603.99	970.52	998.38	851.21	899.51
S&P/TSX Composite Total Return Index	100	125.09	117.78	131.62	160.12	210.84
S&P/TSX Oil and Gas Exploration and Production Index	100	75.91	143.63	222.25	239.26	260.10
Total Compensation for NEOs (CDN millions)(1)		6.87	8.33	8.51	8.17	8.87

Notes:

(1)
The total compensation for NEOs reflects the total compensation for the NEOs reported in the respective year of disclosure. Total compensation includes base salary, short and long-term incentive awards (grant date fair value) and all other compensation but excludes any retirement allowances or other payments made in connection with a NEO’s departure in any applicable year.

Obsidian Energy's HRG&C Committee reviews total NEO compensation with pay for performance in mind. Our total NEO compensation has generally been consistent with shareholder experience given that a large portion of it is tied to Share price performance. The increase from 2021 to 2022 is primarily due to the grant date fair market value of the RSUs granted to Mr. Loukas in March 2023 as compensation for services

56	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

rendered in the 2022 year, as such grant value is based on the share price at the time of the actual grant occurs versus when the terms of the deal were agreed. The difference between the grant value at the time of grant and the value of the RSUs at the time the terms were decided is $1.46 million of increased grant value. Without such increased value, the total compensation for NEOs in 2022 would be consistent with 2021 total compensation. While the total reported compensation for NEOs was consistent for 2022 versus 2023, Mr. Loukas’ total compensation for 2023 decreased by $380,000 compared to 2022 and would have decreased by another $240,000 had his 2023 RSUs and PSUs been granted at the same time as the other NEOs. Granting at the same time as the other NEOs would not have changed the number of units granted, but the reported fair value would have been reported to be less based on the Obsidian Energy share price at the time of the grant. Market increases to the remaining NEOs resulted in slight increases to long-term incentive grant values and higher 2023 cash bonus payments, which were also higher due to the 2023 corporate performance score of 142%, compared to 100% for 2022. The total NEO compensation for 2024 was lower than 2023 due to the lower grant value of Mr. Loukas’ 2024 RSUs and PSUs, and lower cash bonuses as a result of a 2024 corporate score of 118%, compared to 142% for 2023. The increase in total compensation from 2024 to 2025 is primarily due to an increase in CEO long-term incentive compensation and is aligned with shareholder interests. Notwithstanding various increases or decreases in Obsidian Energy compensation levels over the past five years, Obsidian Energy share returns have outperformed the aforenamed market indexes above.

SUMMARIES OF EQUITY COMPENSATION PLANS

EMPLOYEE RETIREMENT/SAVINGS PLAN

As of January 1, 2011, Obsidian Energy established an amended and restated Employee Retirement/Savings Plan (the "Savings Plan") for all employees of Obsidian Energy, including the NEOs, to provide a means by which employees can save for their retirement and at the same time, enhance and develop the interest of the employees in the growth and development of Obsidian Energy by providing them with the opportunity to acquire an increased ownership interest in Obsidian Energy through the purchase of Shares. Obsidian Energy does not have a pension plan for our executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Obsidian Energy believes is a competitive yet affordable means for Obsidian Energy to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Obsidian Energy believes that the total benefit to executives and other employees under the Savings Plan is competitive with total retirement benefits offered by organizations of the Executive Compensation Peer Group.

Under the Savings Plan, each employee may elect to contribute not less than 1% and not more than 10% of their base annual salary to the Savings Plan (the "Employee's Contribution"). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Obsidian Energy contributes up to $1.00 on behalf of the employee ("Obsidian Energy's Contribution"). Each month, an independent trustee acquires, on behalf of the employee, Shares through the TSX using the Employee's Contribution and Obsidian Energy's Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee's discretion, that the Employee's Contributions and related Obsidian Energy Contributions be deposited in an investment vehicle designated by Obsidian Energy, such as an investment savings account or money market fund to be administered by Obsidian Energy or our agent, rather than such contributions being used to acquire Shares.

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The employer portion match is structured to include a minimum employee contribution of 2.5% (5% in the case of NEOs) to be allocated towards the purchase of Obsidian Energy Shares in order to obtain the full 10% employer match portion. If the minimum employee 2.5% (5% in the case of NEOs) was not met, the employer match portion would be to a maximum of 7.5% of employee salary.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

The following is a summary of the Award Plan as of December 31, 2025 and as of the date hereof. No amendments were made to the Award Plan during 2025.

The Award Plan is meant to enhance the alignment of our executives' and other employees' interests with those of our Shareholders by providing an additional element of compensation based on the market performance of our Shares.

The purpose of the Award Plan is to promote a proprietary interest in the Corporation and greater alignment of interests between officers, employees and consultants of the Corporation and the shareholders, provide a compensation system for such officers, employees and consultants that are reflective of their responsibility and to assist the Corporation in attracting and retaining experienced individuals. The Award Plan is administered by the Board (which may delegate its authority to one of its committees), which has authority to interpret the Award Plan, including any questions in respect of any Share Unit Awards granted thereunder. The Share Unit Awards granted under the Award Plan are not assignable.

Under the Award Plan, Share Unit Awards may be granted in respect of Shares provided that the aggregate number of Shares reserved for issuance under the Award Plan does not exceed 4.5% of the aggregate number of issued and outstanding Shares.

Notwithstanding any other provision in the Award Plan, Share Unit Awards may be granted to officers, employees and consultants of the Corporation (each, a "Grantee") provided: (i) the number of Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares; and (ii) the number of Shares issued to Insiders within any one year period, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares. As of March 15, 2026, the Corporation’s issued and outstanding Shares were 67,571,737. Directors who are not employees of the Corporation or any affiliate of the Corporation are not eligible to receive Share Unit Awards under the Award Plan.

Share Unit Awards initially have a notional value equivalent to the value of a Share. RSU Awards vest on the first, second and third anniversaries of the date of grant, and are paid out within 30 days of the vesting date, unless otherwise determined by the Board at the time of grant, and subject to certain other events described below. No payment may be made upon settlement of an RSU Award on a date following December 31 of the third calendar year following the year in which the RSU Award was granted (the "Expiry Date"). Upon vesting, each RSU Award will be paid out at the election of the Board in cash, or by purchase of Shares or by the issuance of Shares. If paid out in cash each RSU Award will have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the RSU Award, as adjusted for dividends paid on the Shares while such RSU Award was outstanding. If the Board elects to pay out the RSU Awards by buying the Shares, Obsidian Energy will purchase the number of fully paid and non-assessable Shares

58	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

underlying such RSU Awards, subject to adjustment for dividends, from the open market. If the Board elects to pay out the RSU Award in Shares, Obsidian Energy will issue the number of fully paid and non-assessable Shares underlying such RSU Award, subject to adjustments for dividends.

PSU Awards vest on the later of the completion of the Performance Period applicable to such PSU Award and the third anniversary of the date of grant of such PSU Award and are paid out within 90 days of the vesting date, unless otherwise determined by the Board at the time of grant and subject to certain other events described below. No payment may be made upon settlement of the PSU Award on a date following the Expiry Date. At the time of payout, the Board will apply a "Payout Multiplier" to a PSU Award which may increase or decrease the number of Shares notionally underlying such PSU Award. The Payout Multiplier may range from zero to 2.0 and will be based on Obsidian Energy’s performance during the Performance Period.

Upon vesting, each PSU Award will be paid out in cash or Shares at the election of the Board. If paid out in cash, each PSU Award will have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the Share Unit Award, as adjusted for the Payout Multiplier and dividends paid on the Shares, as applicable, while such PSU Award was outstanding. If the Board elects to pay out the PSU Award in Shares, Obsidian Energy will issue the number of fully paid and non-assessable Shares notionally underlying such PSU Awards as adjusted for the Payout Multiplier and dividends paid on the Shares, as applicable, while such PSU Award was outstanding. In addition, the Board may elect to settle PSU Awards by purchasing Shares on the TSX and providing such Shares to the holder of such PSU Awards.

Under the Award Plan, in case of a Grantee's death, we will make a cash payment or issue Shares to such employee's legal representatives in respect of all Share Unit Awards held by the Grantee at the date of death (and all unvested Share Unit Awards will be deemed to have vested as of the date of death), and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination for cause or as a result of a voluntary resignation, all Share Unit Awards granted to such Grantee under the Award Plan will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the "Cessation Date"). If a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination not for cause, all Share Unit Awards granted to such Grantee under the Award Plan which have not otherwise vested within 90 days following the Cessation Date will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee. If a Change of Control occurs prior to the date on which the Corporation pays cash or issues Shares to the Grantee in respect of an outstanding Share Unit Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. All of these provisions are subject to any alternative arrangements that may be contained in a separate Share Unit Award Agreement or employment agreement between the Corporation and a particular Grantee.

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If the Corporation completes a transaction or a series of transactions whereby substantially all of the Shares or substantially all of the Corporation's property or assets become the property or assets of another person (the "Continuing Entity") the Corporation and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Share Unit Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all covenants and obligations of the Corporation under the Award Plan, the outstanding Share Unit Awards and the Share Unit Award Agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of the Corporation under the Award Plan, and Obsidian Energy shall be relieved of our obligations thereunder.

Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the Shareholders suspend, discontinue or amend the Award Plan or a Share Unit Award made thereunder provided that unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Share Unit Award in a manner that would adversely alter or impair any Share Unit Award previously granted to such holder. Further, the Board may not, without the approval of the Shareholders, amend the Award Plan or a Share Unit Award to: (i) increase the percentage of issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards; (ii) increase the number of Shares that may be issued to Insiders of the Corporation under the Award Plan; (iii) permit non-employee directors to be eligible recipients under the Award Plan or in any other way permit non-employee directors to become eligible to receive Share Unit Awards under the Award Plan; (iv) extend the Expiry Date of any Share Unit Award granted under the Award Plan; (v) permit the transfer or assignment of Share Unit Awards; or (vi) amend the amendment provisions of the Award Plan.

DATA REGARDING OUTSTANDING SHARE UNIT AWARDS

The table below reflects the numbers of Share Unit Awards outstanding as at December 31, 2025 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at December 31, 2025	Number outstanding as a percentage of issued and outstanding Shares as at December 31, 2025
Share Unit Awards	2,364,972	3.52%

STOCK OPTION PLAN

The following is a summary of the Stock Option Plan prior to giving effect to the proposed Option Plan Amendments. No amendments were made to the Stock Option Plan during 2025. However, on March 15, 2026, the Board approved the proposed Option Plan Amendments effective as of the date of the Meeting. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve the Option Plan Amendment Resolution approving the proposed Option Plan Amendments. For a description of the proposed Option Plan Amendments, see (i) "Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options", and (ii) Appendix D to this Information Circular, which sets forth the full text of the proposed Amended Option Plan and is marked to show all of the amendments that are proposed to be made to the Stock Option Plan in its current form.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for directors, officers and other employees. The attraction and

60	OBSIDIAN ENERGY 2026 MANAGEMENT PROXY CIRCULAR

retention of qualified personnel has been identified as one of the key risks to Obsidian Energy's long-term strategic growth plan. The Stock Option Plan is intended to maintain Obsidian Energy's competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy's long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

Grants: The Stock Option Plan provides that any director, officer or other employee of, or person or company engaged by, Obsidian Energy or any of our subsidiaries or affiliates (each a "Service Provider") is eligible to participate in the Stock Option Plan and may be granted Options to purchase Shares from the treasury of Obsidian Energy from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the "Committee"). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)
the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9.0% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other Security Based Compensation Arrangements;
(b)
the number of Shares issuable to insiders of the Corporation, at any time, under all Security Based Compensation Arrangements, including the Stock Option Plan, will not exceed 10.0% of the issued and outstanding Shares;
(c)
the number of Shares issued to insiders of the Corporation, within any one year period, under all Security Based Compensation Arrangements, including the Stock Option Plan, will not exceed 10.0% of the issued and outstanding Shares;
(d)
the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0% (where "Annual Grant Rate" means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year); and
(e)
the aggregate number of Shares that may be reserved for issuance pursuant to the exercise of Options granted to Non-Management Directors pursuant to the Stock Option Plan shall not exceed 1.0% of the Shares outstanding from time to time, and the aggregate value of Options granted to any one Non-Management Director during a calendar year shall not exceed $100,000.

(Paragraphs (a) through (e) above are collectively referred to as the "Option Grant Restrictions".)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire

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prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in their sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at their sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan) and within one (1) year of the Change of Control there is an event or events that constitute Good Reason (as defined in the Stock Option Plan) for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing Obsidian Energy with two (2) week’s advance written notice (the "Notice"). In the event the Optionee makes such election, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice except in the case of employees who have executive employment agreements, or at such earlier time as may be established by the Board, in their absolute discretion, prior to the time such Notice takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the "Market Price").

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the "Termination Date"). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Obsidian Energy, securities of Obsidian Energy may not be traded by certain persons as designated by Obsidian Energy (such period of time, a "Black-Out Period") or within seven business days following the end of any Black-Out Period (such Options, the "Affected Options"), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

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If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the "Surrender Offer") to Obsidian Energy, at any time, for the disposition and surrender by the Option holder to Obsidian Energy (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Obsidian Energy may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Obsidian Energy to the Option holder. For purposes of "Summaries of Equity Compensation Plans – Stock Option Plan", "Fair Market Value" means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related Option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Director participation on a discretionary basis; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

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Termination/Death: Unless Obsidian Energy and an Option holder agree otherwise in an Option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)
upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;
(b)
if the Option holder shall no longer be (x) a Service Provider by reason of termination without cause or (y) a director of the Corporation because the Optionee is removed as a director of the Corporation by the shareholders of the Corporation, is disqualified to serve as a director of the Corporation, or such director's successor is elected or appointed (unless such director continues to be a Service Provider to the Corporation after he or she ceases to be a director): (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated or ceases to be a director, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated or ceases to be a director (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated or ceases to be a director; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated or ceases to be a director and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated or ceases to be a director, and (II) the Termination Date;
(c)
if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in their sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date); and
(d)
if the Option holder shall no longer be a Service Provider by reason of the Option holder's resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that

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the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence ("Leave") which is considered by the Committee as continuing to maintain the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder's right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in their sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; subject to any required approval of the TSX, the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in their sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Obsidian Energy fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), subject to any required approval of the TSX, the Board may, in their sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in their sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Obsidian Energy enters into any transaction or series of transactions whereby Obsidian Energy or all or substantially all of the assets of Obsidian Energy and our subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a "Transaction"), prior to or contemporaneously with the consummation of such Transaction, Obsidian Energy and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Obsidian Energy under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Obsidian Energy under the Stock Option Plan and Option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Obsidian Energy shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder's Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any

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securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

DATA REGARDING OUTSTANDING OPTIONS

The table below reflects the numbers of Options outstanding as at December 31, 2025 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at December 31, 2025	Number outstanding as a percentage of issued and outstanding Shares as at December 31, 2025
Options	1,978,228	2.94%

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Obsidian Energy or a change in a Named Executive Officer's.

NEO AGREEMENTS

Obsidian Energy has entered into executive employment contracts (the "NEO Agreements") with each of its Named Executive Officers. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Obsidian Energy for cause; or (v) termination of the employment of the Named Executive Officer by Obsidian Energy other than for cause.

Definitions

For the purposes of the disclosure under "Termination and Termination Upon Change of Control Benefits", the following terms have the following meanings:

"Annual Bonus" means an amount equal to either: (i) if the NEO has been employed by Obsidian Energy for two (2) years or more as of the Termination Date, the average of the annual bonus received by the Named Executive Officer in the two (2) year period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Obsidian Energy for a period of two (2) years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer's year or partial year(s) of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the Stock Option Plan, the Award Plan or any other long-term incentive arrangements put into place by Obsidian Energy.

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In the case of Mr. Loukas, Annual Bonus means an amount equal to the annual bonus received by the Executive in respect of the calendar year immediately prior to the Termination Date but does not include any amounts related to awards under the Stock Option Plan, the Award Plan or any other long-term incentive arrangements put into place by the Corporation, or any retention award.

"Annual Compensation" means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the Stock Option Plan, the Award Plan or any other long-term incentive arrangements put into place by Obsidian Energy) plus an amount equal to 15% of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to the Corporation's contribution to NEO under the Savings Plan for the year.

"Annual Salary" means the Named Executive Officer's annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

"Board" means the Board of Directors of Obsidian Energy Ltd.

"Change of Control" has the meaning ascribed thereto in the Stock Option Plan.

"Constructive Dismissal" means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Obsidian Energy are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any other material reduction in the value of the Named Executive Officer's Annual Compensation, benefits, plans and programs (excluding the Annual Bonus, Award Plan, Stock Option Plan and any other long-term incentive arrangements put into place by the Corporation), except where all senior executives of Obsidian Energy are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

"Good Reason" shall mean any adverse change by Obsidian Energy and without the agreement of the Named Executive Officer in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Named Executive Officer, taken as a whole, are not at least substantially equivalent to those assigned to the Named Executive Officer immediately prior to such change or series of changes;

"PSUs" means any PSUs granted to the Named Executive Officer in 2019 and any years thereafter.

"RSUs" means any RSUs granted to the Named Executive Officer in 2018 and any years thereafter.

"Termination Date" means the Named Executive Officer's last day actively at work for Obsidian Energy, regardless of the reason for the cessation of employment.

Termination of Employment by Obsidian Energy Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer's employment by Obsidian Energy as a result of Constructive Dismissal or other than for cause of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the "Retiring Allowance") in the form of a cash payment equal to the product of a factor (being: 2.0 in the case of Mr. Loukas and 1.5 in the cases of each of the

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other Named Executive Officers) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance:

(a)
For the period up to and including the Termination Date, each Named Executive Officer will also receive all earned and unpaid pro-rata Annual Salary, accrued and unused vacation pay, along with a pro rata share of the bonus earned during the year, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;
(b)
any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options;
(c)
the Named Executive Officer shall be entitled to cash or Share payment for PSUs granted under the Award Plan in respect of certain outstanding PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:
(i)
the number of PSUs in respect of which the NEO shall receive a payment (collectively, the "Early Vested PSUs") is, in respect of each grant of PSUs granted to the NEO, equal to the number of PSUs held by the NEO on the Termination Date multiplied by a fraction, the numerator of which shall be the number of whole or partial fiscal quarters that have elapsed from the beginning of the relevant performance period to the Termination Date, and the denominator of which shall be the total number of fiscal quarters in the performance period;
(ii)
the amount of the payment for Early Vested PSUs is to be calculated in accordance with the Award Plan, on the basis that the relevant performance period shall be deemed to consist of only the period between the date of commencement of the performance period and the Termination Date;
(iii)
the PSU Administrator, under the Award Plan, taking into consideration the performance of the NEO and the performance of Obsidian Energy in the period between the commencement of the performance period and the Termination Date, may determine in their sole discretion the PF to be applied to any Early Vested PSUs held by the NEO (provided that the exercise of such discretion does not result in a lower payment than would otherwise be payable);
(iv)
the NEO shall forfeit for cancellation as of the Termination Date all PSUs that are not Early Vested PSUs, provided that the Board has the sole discretion to accelerate the vesting of all or any other Early Vested PSUs not vested pursuant to the foregoing, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower PSU award than would otherwise be payable); and
(d)
the Named Executive Officer shall be entitled to a cash or Share payment in respect of certain outstanding RSUs granted to the Named Executive Officer pursuant to the Award Plan in respect of which payment has not yet been made, where:

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(i)
the number of RSUs in respect of which the Executive shall receive a cash or Share payment (as applicable) (collectively, the "Early Vested RSUs") is equal to:
(ii)
the number of unvested RSUs that would have vested during the ninety (90) day period following the Termination Date (the "90 Day Unvested Awards"); and
(iii)
the number of unvested RSUs other than the 90 Day Unvested Awards (the "Other Unvested Awards") calculated pro rata based on the number of Other Unvested Awards multiplied by a fraction, the numerator of which shall be the number of whole or partial three (3) month periods that have elapsed from the relevant grant date to the Termination Date, and the denominator of which shall be twelve;
(iv)
the Board has the sole discretion to accelerate the vesting of all or any other unvested RSUs not vested pursuant to clauses (d)(I)(i) and (ii) above, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower cash or Shares payment, as applicable, than would otherwise be payable);
(v)
any Early Vested RSUs shall be calculated and paid to the NEO in accordance with the Award Plan; and
(vi)
the NEO shall forfeit for cancellation as of the Termination Date all RSUs that are not Early Vested RSUs.

Termination Following a Change of Control

In the event of a Change of Control and provided the NEO remains employed with the Corporation on the date of such Change of Control, the Corporation shall provide the NEO with a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made to the NEO, conditional upon the Change of Control occurring, immediately prior to the effective time of the Change of Control, and the amount of the PSU award to be paid in respect of the outstanding PSUs shall be calculated in accordance with the Award Plan and the performance period shall end on the effective date of the Change of Control (or such other date as the Board determines) (collectively, the "PSU Award Payout").

If the NEO's employment is terminated without cause in connection with a Change of Control or within the six (6) months following a Change of Control, the payment date for all Share Unit Awards held by the NEO regardless of whether the vesting date has occurred, shall be the Termination Date and the payout multiplier applicable to all such Share Unit Awards shall be determined by the Board, acting reasonably.

If within six (6) months of a Change of Control the NEO voluntarily resigns for an event or events which constitute Good Reason, the payment date for all Share Unit Awards held by the NEO regardless of whether the vesting date has occurred, shall be the Termination Date and the payout multiplier applicable to all such Share Unit Awards shall be determined by the Board, acting reasonably.

If there is a Change of Control and within one (1) year of the Change of Control there is an event or events that constitute Good Reason, the applicable Named Executive Officer shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason, to elect to treat the event or events constituting Good Reason as a without cause termination, such election to be effective no less than two weeks after providing notice to the Corporation. In the event the NEO makes such election, the

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Corporation shall pay the NEO the Retiring Allowance, the Award Plan Payout and the other payments described above under "Termination of Employment by Obsidian Energy Other than for Cause; Constructive Dismissal". If the NEO makes the aforementioned election, the NEO has agreed that at the request of the Board, such NEO must continue his or her employment with Obsidian Energy for a period of up to six (6) months at the NEO’s then existing compensation package to assist in an orderly transition of management.

Other Termination by the Named Executive Officer

Other than Mr. Loukas, each Named Executive Officer is entitled to terminate the Named Executive Officer's employment with Obsidian Energy at the Named Executive Officer's pleasure upon providing thirty (30) days' prior written notice to such effect to Obsidian Energy. In such event, the Named Executive Officer shall not be entitled to any further compensation except for earned and unpaid salary, Employee Retirement/Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Obsidian Energy and our affiliates. These confidentiality provisions survive for a specified period of time following the termination for any reason of a Named Executive Officer's employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in their sole discretion, could in fact effect a Change of Control, or Obsidian Energy enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his or her NEO Agreement that he will not voluntarily leave the employ of Obsidian Energy or cease to be an officer of Obsidian Energy or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated his or her steps to effect a Change of Control or the Board considers, in their sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

Executive Incentive Compensation Recovery Policy

Each of the NEOs (collectively, the "Recovery Executives") has agreed to comply with the terms of the Recovery Policy and irrevocably authorize Obsidian Energy to deduct from each Recovery Executives’ respective salaries, wages, vacation allowances, expenses reimbursements, severance and/or any other incentive compensation, all amounts relating to the portion of that Recovery Executive’s incentive compensation (including bonus, Options, PSUs and RSUs) relating to the year(s) subject to a restatement of Obsidian Energy’s financial statements due to our material non-compliance with any applicable financial reporting requirements (other than that caused by a change in applicable financial reporting requirements or applicable accounting rules or interpretations) which is in excess of the amount of incentive compensation that would have been computed in accordance with the results as restated under the restatement, all amounts shall be calculated without regard to taxes paid. The full text of the Recovery Policy is available on the Corporation's website at www.obsidianenergy.com.

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TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to their respective NEO Agreements and pursuant to Options, PSUs and RSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2025.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2025, such as any Options, PSUs and RSUs that had already vested at such date.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs and/or RSUs Triggered by Termination(1) ($)	Total ($)
Stephen Loukas	Termination Without Cause(2)	3,407,900	722,208	4,130,108
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	3,407,900	1,351,206	4,759,106
	Retirement / Resignation(5)	Nil	Nil	Nil
Peter Scott	Termination Without Cause(2)	2,033,250	383,430	2,416,680
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	2,033,250	687,022	2,720,272
	Retirement / Resignation(5)	Nil	Nil	Nil
Gary Sykes	Termination Without Cause(2)	1,384,375	649,466	2,033,841
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,384,375	1,146,773	2,531,148
	Retirement / Resignation(5)	Nil	Nil	Nil
Cliff Swadling	Termination Without Cause(2)	1,243,250	553,297	1,796,547
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,243,250	980,430	2,223,680
	Retirement / Resignation(5)	Nil	Nil	Nil
Mark Hawkins	Termination Without Cause(2)	1,087,750	518,090	1,605,840
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,087,750	917,800	2,005,550
	Retirement / Resignation(5)	Nil	Nil	Nil

Notes:

(1)
Reflects the value of: (i) accelerated vesting of 2024 and 2025 PSUs in accordance with the respective terms of each of the NEO Agreements, based on an assumed PF of 1.0, the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2025, (ii) accelerated vesting of RSUs in accordance with the respective terms of each of the NEO Agreements, based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2025, and (iii) accelerated vesting of Options in accordance with the respective terms of each of the NEO Agreements, based on the aggregate dollar value that would have been realized if such Options had been exercised on December 31, 2025, using the difference between the closing price of the Shares on the TSX on December 31, 2025 and the exercise price of the applicable Options.
(2)
Represents termination of the employment of the NEO by Obsidian Energy other than for cause or as a result of the Constructive Dismissal of the NEO.
(3)
Represents termination of the employment of the NEO by Obsidian Energy for cause.
(4)
Represents a Change of Control and the subsequent election by the NEO to terminate his employment for Good Reason, resulting in the NEO’s entitlement to benefits as if the NEO had been terminated by Obsidian Energy as a result of the Constructive Dismissal or other than for cause.
(5)
Represents voluntary retirement of the NEO in accordance with the retirement policies established for senior executives of Obsidian Energy or voluntary resignation of the NEO.

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CONTINUOUS SHAREHOLDER ENGAGEMENT

We believe it is important to regularly engage with our Shareholders and other stakeholders in an open and transparent manner. Ongoing dialogue helps to build trust and support understanding around our corporate strategies, plans and results, while allowing us to hear directly from shareholders and other important stakeholders about any issues or concerns. In our commitment to active shareholder engagement, we communicate in a variety of ways to provide opportunities for Shareholders and stakeholders to obtain key information about the Corporation and create two-way interactions.

We view management accessibility of critical importance in the Shareholder engagement process. Our management team is committed to proactively updating investors and other stakeholders on a timely basis regarding material events, quarterly results and other key developments. Our management team participates in conferences throughout North America and stand-alone marketing trips with representatives of various investment research firms when appropriate, making corporate presentations and meeting one-on-one with institutional and retail investors. The goal of these conferences and marketing trips is to connect with the investment community and offer a platform for retail and institutional shareholders to view and discuss the Corporation’s strategy with members of management. Furthermore, our management team engages with our Shareholders through telephone, webcast and email interaction.

In addition to conferences and meetings, Obsidian Energy provides Shareholder engagement opportunities in multiple ways as set out in the table below.

Activity	Engagement
Annual Meeting	Direct communication with executive team and the Board
News releases and financial reports	Disclosed through wire service providers, posted on SEDAR+ and EDGAR, and emailed to distribution lists maintained by Obsidian Energy and our transfer agent
Investor presentations	Published regularly on our website
Conference calls and webcasts	Communicate budget, financial and operational results to analysts, media, shareholders and the public, including open question and answer sessions
Website	Regular updates to our website of detailed financial and investor information and regulatory filings; also posted on social media channels
Annual Say on Pay Vote	Publish pay details through management information circular and disclose voting results after meeting
Investor email and toll-free phone	Responds to enquiries from Shareholders and interested stakeholders

Shareholders are welcome to contact the Investor Relations Department or any of the directors or executive officers of Obsidian Energy, care of the Investor Relations Department, using the contact information in the "Miscellaneous Matters - Additional Information" section of this Information Circular or on the Obsidian Energy website.

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In connection with the matters to be put forth to shareholders pursuant to the sections "Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan, Unallocated Options and Approval of Unallocated Share Unit Awards Issuable under the Award Plan", management will be publishing a presentation explaining in more detail the rationale for its requested changes on the Corporation’s website at www.obsidianenergy.com

SUSTAINABILITY

We are committed to Environmental, Social and Governance ("ESG") practices that include mitigating our environmental impact, creating a culture where individuals and our communities are valued, and implementing best-in-class governance practices to ensure we are acting in the interests of our stakeholders. ESG practices are woven into everything we do to increase resilience, enhance development opportunities, reduce long-term risks and support the well-being of key stakeholders. Corporate goals that are aligned to promote improvements in ESG areas such as health and safety and environmental performance are integrated into our work processes and annual reward system, ensuring our actions are tied to our values.

The entire Obsidian Energy team, including the Board, management and employees, continue to strive for new and better ways to operate in our dedication to being a best-in-class company, operator and neighbour to support the environment, our communities, our people, our shareholders and the broader economy.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Obsidian Energy is not aware of any individuals who are either current or former executive officers, directors or employees of Obsidian Energy or any of Obsidian Energy's subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Obsidian Energy or otherwise) that is owing to (i) Obsidian Energy or any of our subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Obsidian Energy or any of our subsidiaries.

Obsidian Energy is not aware of any individuals who are, or who at any time during 2025 were, a director or executive officer of Obsidian Energy, a proposed nominee for election as a director of Obsidian Energy, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2023, indebted to Obsidian Energy or any of our subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2023 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Obsidian Energy or any of our subsidiaries.

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of any Informed Person of Obsidian Energy, any proposed director of Obsidian Energy, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2025 or in any proposed transaction which has materially

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affected or would materially affect Obsidian Energy or any of our subsidiaries. "Informed Person" means: (i) a director or executive officer of Obsidian Energy; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Obsidian Energy; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Obsidian Energy is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Obsidian Energy at any time since January 1, 2023, any proposed nominee for election as a director of Obsidian Energy, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Obsidian Energy).

Additional Information

Additional information relating to Obsidian Energy is available on our website at www.obsidianenergy.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Financial information in respect of Obsidian Energy and its affairs is provided in Obsidian Energy's annual audited comparative financial statements for the year ended December 31, 2025 and the related management's discussion and analysis. Paper copies of Obsidian Energy's financial statements and related management discussion and analysis are available upon request from Obsidian Energy's Investor Relations department at:

Address: 200, 207 9th Avenue SW, Calgary, Alberta, T2P 1K3

Telephone: 1-888-770-2633

Email: investor.relations@obsidianenergy.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58 101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular and proxy statement. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Obsidian Energy is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The Board is, in effect, responsible for the overall stewardship and governance of Obsidian Energy and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Obsidian Energy's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Obsidian Energy's corporate governance practices meet or exceed all applicable Canadian requirements.

1.
Board of Directors
(a)
Disclose the identity of directors who are independent.

See "Information Concerning the Board and Director Nominees - Director Independence".

(b)
Disclose the identity of directors who are not independent, and describe the basis for that determination.

See "Information Concerning the Board and Director Nominees - Director Independence".

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that a majority of the current directors (six of seven, or 85.7%) are independent. The Board has determined that following the Meeting, six of seven (or 85.7%) of the directors will be independent, provided all of management's nominees are elected to the Board.

(d)
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See "Information Concerning the Board and Director Nominees - Other Public Company Board Memberships".

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such

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meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2025 is disclosed in "Information Concerning the Board and Director Nominees - Director Attendance Record".

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Gordon Ritchie, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the HRG&C Committee, has developed broad terms of reference for the Chair of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

See "Information Concerning the Board and Director Nominees - Director Attendance Record".

2.
Board Mandate
(a)
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.
Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

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(b)
Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.
Orientation and Continuing Education
(a)
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

See "Other Board Information – Director Orientation and Education - Director Orientation Program".

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See "Other Board Information – Director Orientation and Education - Director Continuing Education".

Obsidian Energy has adopted a policy titled "Governance Guidelines" that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Obsidian Energy's website at www.obsidianenergy.com.

5.
Ethical Business Conduct
(a)
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i)
disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Obsidian Energy, including directors, officers, and employees which is located on SEDAR+ at www.sedarplus.ca, and on Obsidian Energy's website at www.obsidianenergy.com.

(ii)
describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the code by requiring annual certifications by its officers and senior financial management that they will comply with the code and through the "whistleblower" policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

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(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2025 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a "Whistleblower Policy" wherein directors, officers and employees of Obsidian Energy and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Obsidian Energy's Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.
Nomination of Directors
(a)
Describe the process by which the board identifies new candidates for board nomination.

The HRG&C Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the HRG&C Committee’s perception of the evolving needs of Obsidian Energy.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The HRG&C Committee is comprised of only independent directors.

(c)
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The HRG&C Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for

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nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members' and the committee's perception of the needs of Obsidian Energy. The committee also reviews the proposed director nominees for Obsidian Energy's annual management proxy circular and recommends such director nominations for approval by the Board.

7.
Compensation
(a)
Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

See "Remuneration of Directors".

Compensation of Officers

See "Compensation Discussion & Analysis – Executive Compensation Review Process".

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRG&C Committee is composed entirely of independent directors.

(c)
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HRG&C Committee has been delegated the responsibility to:

•
Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;
•
Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Obsidian Energy employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;
•
Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

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•
Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;
•
Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, based on the evaluation completed by the independent members of the Board on the Chief Executive Officer’s performance pursuant to the goals and objectives approved by those members, and make recommendations to the independent members of the Board regarding the Chief Executive Officer's annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;
•
Review and make recommendations to the Board respecting proposed appointments of officers of Obsidian Energy, including the terms of any executive employment agreements;
•
Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and
•
Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.
8.
Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Operations & Reserves Committee

Members: Michael Faust (Chair), Raymond Crossley, Edward Kernaghan and Gordon Ritchie, all of whom are independent directors.

The Operations & Reserves Committee assists the Board in fulfilling its oversight responsibilities relating to oil and natural gas reserves and resources data and health, safety, environmental and regulatory compliance matters. The main objectives of the Committee are to assist the Board in meeting its oversight responsibilities in respect of:

•
the selection and appointment of the qualified reserves evaluator(s) or auditor(s) engaged to report on Obsidian Energy’s reserves;
•
review of the reserves and resources data of the Corporation and procedures with respect to the reporting thereof;
•
the Corporation's policies and practices with respect to matters of the environment, health and safety; and
•
compliance with applicable legislative, regulatory and corporate standards with respect to operations.

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9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See "Other Board Information - Board Assessment and Nominations".

10.
Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board's objective is to be a balanced board made up of members with diverse characteristics, experience and tenure. We do not have a retirement age policy for directors. In addition, our Board does not believe that fixed term limits are in the best interests of our Company. Our HRG&C Committee considers both the term of service of individual directors, the average term of the board as a whole and turnover of directors over the prior three years when proposing a slate of nominees and conducts a director performance assessment process each year. For details regarding our Board's annual performance assessment process, see "Other Board Information – Board and Director Performance Assessment". The HRG&C Committee considers the benefits of regular renewal in the context of the needs of the Board at the time and the benefits of the institutional knowledge of the Board members.

11.
Policies Regarding the Representation of Women on the Board
(a)
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes, the Board has adopted a written Diversity Policy relating to, among other things, the identification and nomination of women directors.

(b)
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i)
a short summary of its objectives and key provisions,

The objective of Obsidian Energy's Diversity Policy is to ensure that Obsidian Energy captures the business and economic potential that is derived from diversity at all organizational levels. Pursuant to the policy, in identifying suitable candidates for election to the Board, individual members of the Board and the HRG&C Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination as directors.

(ii)
the measures taken to ensure that the policy has been effectively implemented,

Among other things, the executive search firms utilized by the Board to assist with the identification of candidates for nomination to the Board or appointment to the senior

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management team are selected, in part, on their proven ability to identify candidates of diverse backgrounds.

(iii)
annual and cumulative progress by the issuer in achieving the objectives of the policy, and

The Diversity Policy was adopted on March 11, 2015. As of the date hereof, one of Obsidian Energy's seven directors is a woman.

(iv)
whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The effectiveness of Obsidian Energy's Diversity Policy is assessed through a thorough review of all potential candidates against clear criteria for the knowledge, experience, training and skills required to assist Obsidian Energy to capitalize on the opportunities available to it.

12.
Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

To ensure the success of Obsidian Energy, as it annually reviews succession and Board effectiveness, the Board is committed to actively recruit Board members from diverse backgrounds. In identifying suitable candidates for election to the Board, individual members of the Board and the HRG&C Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination to our Board.

13.
Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Board recognizes that diversity within Obsidian Energy is essential for the growth and prosperity of the Corporation. When appointing an individual to the senior management team, the diversity of the entire organization is reviewed to ensure that Obsidian Energy benefits from the strategic and operational advantages of diversity.

14.
Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)
For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b)
Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

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Obsidian Energy has not adopted a target regarding women on its Board, as it believes that the use of objective criteria to identify Board nominees is in the best interests of Obsidian Energy and our stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(c)
Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Obsidian Energy has not adopted a target regarding women in executive officer positions, as it believes that the use of objective criteria to identify executives is in the best interests of Obsidian Energy and our stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(d)
If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i)
the target, and

Not applicable.

(ii)
the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

15.
Number of Women on the Board and in Executive Officer Positions
(a)
Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

Assuming the election of management’s proposed nominees to the Board, Obsidian Energy's Board will include one woman, representing 14.3% of the directors.

(b)
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of Obsidian Energy's executive officers are women at the present time, although women have held executive positions at Obsidian Energy in the past.

Other Activities of the Board

The Board is responsible for the stewardship of the Corporation and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long-term strategic direction of the Corporation; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii) establishing and administering the Stock Option Plan, Award Plan, and Savings Plan and any other equity-based and/or long-term compensation plans.

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The Board, in part, performs its mandated responsibilities through the activities of its three current standing committees: the Audit Committee, the HRG&C Committee and the Operations & Reserves Committee. The Board and its committees have access to senior management on a regular basis as Mr. Loukas, the President and Chief Executive Officer is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the HRG&C Committee have developed terms of reference for the Chair of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on our committees has a material relationship with Obsidian Energy that could reasonably interfere with the exercise of a director's independent judgment. The Chair of the Board is an independent director and is responsible for managing the affairs of the Board and our committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See "Audit Committee Disclosures" in Obsidian Energy's annual information form for the year ended December 31, 2025 for information regarding Obsidian Energy's Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.obsidianenergy.com, for a copy of the Audit Committee's mandate.

Code of Business Conduct and Ethics

Each year, Obsidian Energy distributes to all of our directors, officers and employees a Code of Business Conduct and Ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Obsidian Energy's assets, reporting of illegal or unethical behaviour and other matters. Employees are encouraged and enabled to utilize the Whistleblower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. Compliance affirmations are obtained annually for all directors and executives and certain key financial and operational employees and for a broader group of Obsidian Energy's staff. The code is available on Obsidian Energy's website at www.obsidianenergy.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Obsidian Energy Ltd. (the "Corporation") is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, "Obsidian Energy"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)
in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;
(b)
monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;
(c)
discharge the duties imposed on the Board by applicable laws; and
(d)
for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

STRATEGIC, OPERATING, CAPITAL AND FINANCING PLANS

•
require the CEO to present annually to the Board a longer range strategic plan and a shorter range operating plan for the Corporation's business, which plans must:
•
be designed to achieve the Corporation's principal objectives,
•
identify the principal strategic, operational, capital and financing opportunities and risk of the Corporation's business, and
•
be approved by the Board as a pre-condition to the implementation of such plans;
•
review progress towards the achievement of the goals established in the strategic, operating, capital and financing plans;
•
review the principal risks of the Corporation's business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and
•
approve the annual operating, capital and financing plans, major acquisitions and dispositions of exploration and production projects and facilities, material contracts and amendments thereto, new and amended credit facilities and other debt instruments, issuance of common shares and other securities, and the repurchase of securities in accordance with applicable laws;

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MONITORING AND ACTING

•
monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;
•
monitor overall human resource policies and procedures, including compensation and succession planning;
•
appoint the CEO and determine the terms of the CEO's employment with the Corporation;
•
approve the shareholder return policy of the Corporation including share buybacks and dividends or other distributions;
•
periodically review the systems that management has put in place to ensure the integrity of the Corporation's internal control and management information systems;
•
ensure that the Corporation has in place appropriate programs and policies for the health and safety of its employees;
•
evaluate the performance of the CEO on an ongoing basis;
•
in consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Corporation's business;
•
monitor the "good corporate citizenship" of the Corporation, including that the Corporation sets high environmental standards in its operations and compliance by the Corporation with all applicable environmental, health and safety laws and regulations and governance;
•
in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;
•
in consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment with the Corporation;
•
develop a system under which succession to senior management positions will occur in a timely manner;
•
approve any proposed significant change in the management organization structure of the Corporation;
•
approve all retirement plans for officers and employees of the Corporation;
•
monitor the appropriateness of the Corporation's capital structure;
•
require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation, its officers and employees; and

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•
approve all matters relating to a takeover bid of the Corporation or other change of control transaction involving the Corporation.

COMPLIANCE REPORTING AND CORPORATE COMMUNICATIONS

•
ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;
•
recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation's auditors;
•
ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and applicable laws and regulations;
•
ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Obsidian Energy;
•
ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles and applicable laws and regulations;
•
report annually to shareholders on the Board's stewardship for the preceding year; and
•
ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders and other stakeholders of the Corporation and the public generally.

GOVERNANCE

•
in consultation with the Chair of the Board, develop a position description for the Chair of the Board;
•
facilitate the continuity, effectiveness and independence of the Board by, among other things:
•
appointing a Chair of the Board who is not a member of management;
•
appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,
•
defining the mandate of each committee of the Board,
•
ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, the Chair of each committee of the Board, each committee of the Board as a whole, and each director, and
•
establishing a system to enable any director to engage an outside adviser at the expense of the Corporation;

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•
review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board when and as appropriate in compliance with the Corporation's Diversity Policy; and
•
review annually the adequacy and form of the compensation of directors.

DELEGATION

•
The Board may delegate its duties to and receive reports and recommendations from the Audit, Operations & Reserves and HRG&C committees, and any other committee of the Board that the Board constitutes from time to time, in each case to the extent permitted by the Business Corporations Act (Alberta).

COMPOSITION

•
Subject to applicable law, the Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.
•
A majority of Board members should be independent directors, being those directors other than executive officers affirmatively determined by the Board, in accordance with applicable securities laws and stock exchange rules, to have no direct or indirect relationship with the Corporation that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director.
•
Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.
•
Board members should offer their resignation from the Board to the Chair of the Human Resources, Governance & Compensation Committee following:
•
change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest that otherwise cannot be managed effectively,
•
change in personal circumstances which would reasonably reflect poorly on Obsidian Energy (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation), and
•
if applicable, in accordance with the Corporation's Majority Voting Policy, should a Board member receive a greater number of votes "withheld" from his or her election than votes "for" his or her election.

MEETINGS

•
The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-management directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the Meeting.
•
There will also be an executive session of only independent directors held at least annually.
•
Minutes of each meeting shall be prepared by the Corporate Secretary of Obsidian Energy.

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•
The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.
•
Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

•
Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.
•
Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.
•
The Board shall have the authority to review any corporate report or material and to investigate activity of Obsidian Energy and to request any employees to cooperate as requested by the Board.
•
The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Obsidian Energy.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP and OTHER FINANCIAL MEASURES, OIL AND GAS INFORMATION ADVISORY and Forward-Looking Statement Advisory

To help you in understanding this Information Circular, we use the following terms, which are defined below.

"ABCA" means the Business Corporations Act (Alberta).

"Award Plan" or "Restricted and Performance Share Unit Plan" means the restricted and performance share unit plan of Obsidian Energy, as amended and restated from time to time.

"Beneficial Shareholders" means Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary.

"Board" or "Board of Directors" means the board of directors of Obsidian Energy as it may be constituted from time to time.

"boe" means barrels of oil equivalent. See the "Oil and Gas Information Advisory" below for more information regarding barrels of oil equivalent.

"boe/d" means boe per day.

"Broadridge" means Broadridge Financial Solutions, Inc. and its affiliates.

"DSU" or "Deferred Share Unit" means a deferred share unit granted under the DSU Plan.

"DSU Plan" means the Deferred Share Unit Plan of the Corporation for Non-Management Directors.

"Early Vested PSU" has the meaning given to such term in "Termination and Change of Control Benefits - NEO Agreements".

"Early Vested RSU" has the meaning given to such term in "Termination and Change of Control Benefits - NEO Agreements".

"equity incentive plan" means, for the purposes of applicable Canadian securities legislation, an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment.

"Executive Compensation Peer Group" has the meaning given to such term in "Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking".

"HRG&C Committee" means the Human Resources, Governance & Compensation Committee of the Board.

"incentive plan" means, for the purposes of applicable Canadian securities legislation, any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

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"Information Circular" means this management information circular and proxy statement dated March 15, 2026.

"Insider" has the meaning ascribed thereto in the Stock Option Plan or the Award Plan, as applicable, from time to time.

"Instrument of Proxy" means the form of proxy provided to registered Shareholders by the Corporation for use in respect of the Meeting.

“Laulima” means Laulima Consulting Inc.

"Management" means the management of Obsidian Energy.

"Management Director" means a director of Obsidian Energy who is also a full-time or part-time employee of Obsidian Energy. For greater clarity, Mr. Loukas was the only Management Director in 2025 and remains so as at March 15, 2026.

"Meeting" means the annual and special meeting of Shareholders to be held on Thursday, May 7, 2026, as it may be adjourned or postponed to which this Information Circular relates.

"mmboe" means million barrels of oil equivalent. See the "Oil and Gas Information Advisory" below for more information regarding barrels of oil equivalent.

"Named Executive Officers" or "NEOs" means for 2025: Stephen Loukas, President and Chief Executive Officer; Peter Scott, Senior Vice President and Chief Financial Officer; Gary Sykes, Senior Vice President, Commercial & Development; Cliff Swadling, Vice President, Operations; and Mark Hawkins, Vice President, Legal, General Counsel & Corporate Secretary. "Named Executive Officer" or "NEO" means any one of the Named Executive Officers.

"NI 58-101" means National Instrument 58-101 Disclosure of Corporate Governance Practices.

"non-equity incentive plan" means, for the purposes of applicable Canadian securities legislation, an incentive plan or portion of an incentive plan that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

"Non-Management Director" means a director of Obsidian Energy who is not also an employee of Obsidian Energy.

"Obsidian Energy", "Company", "Corporation", "we" or "our" means Obsidian Energy Ltd. and its subsidiaries.

"Option" means a right to purchase a Share issued under the Stock Option Plan.

"option-based awards" means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

"Proxy Deadline" means 9:00 a.m. (Mountain Daylight Time) on May 5, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting.

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"PSU" or "PSU Award" means a performance share unit issued under the Award Plan.

"Recovery Policy" means the Incentive Compensation Recovery Policy adopted in November 2023 and effective October 2, 2023.

"Relative Total Shareholder Return" or "RTSR" means the percentile rank of Obsidian Energy's Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy's peer performance group during the applicable performance period.

"reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. For information regarding our reserves, see our Annual Information Form for the year ended December 31, 2025 dated February 19, 2026 which is available in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

"PF" means the performance factor of a PSU under the Award Plan.

"RSU" or "RSU Award" means an incentive award issued under the Award Plan.

"Savings Plan" means the Employee Retirement/Savings Plan of Obsidian Energy.

"Security Based Compensation Arrangements" has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time.

"SEDI" means Canada's System for Electronic Disclosure by Insiders.

"Share" means a common share in the capital of Obsidian Energy.

"Share Unit Award" means an RSU Award or a PSU Award, as the case may be.

"share-based awards" means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

"Shareholder" or "You" means a person who owns, directly or indirectly, Shares of Obsidian Energy.

"STIP" means short term incentive plan.

"Stock Option Plan" means the stock option plan of Obsidian Energy, as amended and restated from time to time.

"Total Shareholder Return" or "TSR" means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period.

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"Transaction" means a merger and acquisition transaction involving Obsidian whereby either of the following occurs: (i) the Obsidian Board of Directors, immediately prior to such transaction closing, acting reasonably, determines that such transaction sufficiently warrants the vesting of the Equity Award, taking into account, among other things, (a) the Obsidian lender and creditor situation before the public announcement of the transaction and after the closing date of the transaction, and (b) the trading price of Obsidian's common shares before the public announcement of the transaction and after the closing date of the transaction; or (ii) all or substantially all of Obsidian's common shares or assets are acquired.

"TSX" means the Toronto Stock Exchange.

"Voting Instruction Form" means the voting instruction form provided to a Beneficial Shareholder for the purpose of obtaining the Beneficial Shareholder's voting instructions in respect of the matters to be considered at the Meeting.

Non-GAAP and Other Financial Measures

Throughout this Information Circular and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures for the purposes of Cash Bonus Calculations for 2025

The following measures are non-GAAP financial measures: net operating costs and netback. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the year-ended December 31, 2025, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

This information circular contains certain oil and gas metrics, including "Reserve Replacement (1P)" and "Reserve Replacement (2P)", which do not have standardized meanings or standard methods of calculation and therefore such measure may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to

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provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

For the purposes of the 2025 cash bonus calculations:

“Operating Netback” is the per unit of production amount of revenue less royalties, net operating expenses and transportation expenses.

"Reserves Replacement (1P)" is calculated as the sum of total proved reserves for the period excluding price impacts and acquisition & divestiture activity, divided by the A&D adjusted corporate production for the period.

"Reserves Replacement (2P)" is calculated as the sum of total proved plus probable reserves for the period excluding price impacts and acquisition & divestiture activity, divided by the A&D adjusted corporate production for the period.

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APPENDIX D

Stock Option Plan
Amended and Restated May 7, 2026

1)
Purpose of Plan

The purpose of this plan is to aid in attracting, retaining and motivating the directors, officers, employees and other eligible Service Providers of the Obsidian Energy Group in the growth and development of the Obsidian Energy Group by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.

2)
Administration

This Plan shall be administered by the Committee. The Committee shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Optionees and the Corporation, subject to receipt of securityholder approval if required by any applicable stock exchange.

3)
Granting of Options

The Committee may from time to time designate the directors, officers and employees of, and other eligible Service Providers to, the Obsidian Energy Group to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 4 hereof.

4)
Limitations to the Plan

Notwithstanding any other provision of this Plan:

a)
the maximum number of Common Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time shall be limited to ~~9.0~~10.0% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable (or reserved for issuance) pursuant to all other Security Based Compensation Arrangements;
b)
the number of Common Shares issuable to Insiders of the Corporation, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10.0% of the issued and outstanding Common Shares;
c)
the number of Common Shares issued to Insiders of the Corporation, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10.0% of the issued and outstanding Common Shares;
~~d)~~
~~the average Annual Grant Rate during any three consecutive calendar years (a "Rolling Three Year Period") shall not exceed 2.0%;~~ and

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e)
the aggregate number of Common Shares that may be reserved for issuance pursuant to the exercise of Options granted to Non-Management Directors pursuant to this Plan shall not exceed 1.0% of the Common Shares outstanding from time to time, and the aggregate value of Options granted to any one Non-Management Director during a calendar year shall not exceed $100,000.

For the purposes of this Section 4, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under this Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

5)
Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-fifth (1/5) of the total number of Common Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

6)
Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted.

7)
Option Terms

The period during which an Option is exercisable shall, subject to the provisions of this Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six (6) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be six (6) years from the date of grant (the "Termination Date"). In addition, unless the Corporation and an Optionee agree otherwise in an Option Agreement or other written agreement (such as an agreement of employment or consultancy), each Option shall provide that:

a)
upon the death of the Optionee:
i)
the Option shall terminate on the date determined by the Committee, which shall not be more than twelve (12) months from the date of death and, in the absence of any

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determination to the contrary, will be twelve (12) months from the date of death (subject to earlier termination on the Termination Date); and
ii)
the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of Option termination shall be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose;
b)
if the Optionee shall no longer be (x) an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of termination of the Optionee by the Obsidian Energy Group without cause, or (y) a director of the Corporation because the Optionee is removed as a director of the Corporation by the shareholders of the Corporation, is disqualified to serve as a director of the Corporation, or such director's successor is elected or appointed (unless such director continues to be an officer or employee of, or consultant or other Service Provider to, the Corporation after he or she ceases to be a director):
i)
the Option shall terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate ninety (90) days following the date that the Optionee is terminated or ceases to be a director (subject to earlier termination on the Termination Date); and
ii)
the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be: (A) the number of Common Shares that the Optionee is entitled to purchase on exercise of vested Options on the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director; plus (B) the number of Common Shares that the Optionee is entitled to purchase on exercise of Options that vest following the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director and up to and including the first to occur of (I) the 60th day following the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director, and (II) the Termination Date;
c)
if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Optionee to exercise any Options that were vested on the date that the Optionee was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date); and
d)
if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of the Optionee's resignation:

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i)
the Option shall terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate thirty (30) days following the date that the Optionee resigns (subject to earlier termination on the Termination Date); and
ii)
the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be the number of Common Shares that the Optionee was entitled to purchase on exercise of vested Options on the date that the Optionee resigned.

If the normal expiry date of any Options falls within any Black‑Out Period or within seven (7) business days following the end of any Black-Out Period (the "Restricted Options"), then the expiry date of all Restricted Options shall, without any further action, be extended to the date that is seven (7) business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options as contemplated by paragraph (iii) in Section 19 hereof.

This Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to any of the entities comprising the Obsidian Energy Group, nor does it interfere in any way with the right of the Optionee or any of the entities comprising the Obsidian Energy Group to terminate the Optionee's employment or service provision at any time.

8)
Exercise of Option

Subject to the provisions of this Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, and accompanied by payment in full of: (i) the purchase price of the Common Shares then being purchased; and (ii) any amount required to be paid pursuant to Section 20. Notwithstanding the foregoing, the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time.

9)
Cashless Exercise

Subject to the provisions of this Plan, if permitted by the Committee, an Optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. An Option may be exercised pursuant to this Section 9 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to make a cashless exercise of such Option and the number of Options to be exercised (provided that the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time). The Corporation will not be required, upon the exercise of any Options pursuant to this Section 9, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, the Corporation will pay to the Optionee within ten (10) business days after the exercise date, an

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amount in lawful money of Canada equal to the then Fair Market Value of such fractional interest, provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00. Upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the TSX for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance. Any reference in this Section 9 to the issuance of Common Shares or the payment of cash is subject to compliance with Section 20.

10)
Surrender Offer

An Optionee may make an offer (the "Surrender Offer") to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee, and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee. The Corporation may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 10, provided that the Corporation shall be under no obligation, express or implied, to make such election. Any reference in this Section 10 to the payment of cash is subject to compliance with Section 20.

11)
Alterations in Shares

In the event:

a)
of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or
b)
that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities or property;

subject to any required approval of the TSX, the Board may make such adjustments to this Plan and to any Options outstanding under this Plan, and may make such amendments to any Option Agreements outstanding under this Plan, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder and\or to provide for the Optionees to receive and accept such other securities or property in lieu of Common Shares, and the Optionees shall be bound by any such determination.

If the Corporation fixes a record date for a distribution to all or substantially all of the holders of the Common Shares of cash or other assets (other than a dividend in the ordinary course of business), subject to any required approval of the TSX, the Board may, in its sole discretion, but for greater certainty shall not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any Option Agreements outstanding under the Plan to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

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12)
Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections 13 and 14 apply, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a "Successor"), whether by way of Takeover Bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a "Transaction"), prior to or contemporaneously with the consummation of such Transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a Takeover Bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) the Corporation shall have the right to satisfy any obligations to the Optionee in respect of any Options outstanding by paying to the Optionee, in cash, and as proceeds of disposition for an Optionee's Options, the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options. The Corporation may, at its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 12, however, the Corporation is under no obligation, express or implied, to make such election. Any determinations as to fair market value of any securities shall be made by the Committee, and any reasonable determination made by the Committee shall be binding and conclusive and, upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

13)
Acceleration of Vesting

Notwithstanding any other provision in this Plan or the terms of any Option Agreement, if there takes place a Change of Control and within one (1) year of the Change of Control there is an event or events that constitute Good Reason for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing the Corporation with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90thday after the occurrence of such Notice, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

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14)
Change of Control
a)
In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as this Plan, unless such replacement is not possible or practical, as the Board may, in its sole discretion, determine.
b)
If such determination is made, the Committee may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding Section 5 or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control provided that the Committee shall not, in any case, authorize the exercise of Options pursuant to this section beyond the Termination Date of the Options. In the event the Committee accelerates the vesting of outstanding Option pursuant to this Section 14(b):
i)
All vested Options (including those whose vesting has been accelerated pursuant to this Section 14(b)), unless exercised prior to or at the time of the Change of Control, will be purchased by the Corporation or a related entity for an amount per Option equal to the “Change of Control Price” (as defined below) less the applicable exercise price (except that where the exercise price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or as of such other date prior to the Change of Control as the Committee may determine. For purposes of this paragraph, “Change of Control Price” means the Fair Market Value of a Common Share based on the consideration payable in the Change of Control transaction as determined by the Committee.
ii)
If, for any reason, the transaction that would result in a Change of Control is not completed, the Committee may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option Agreement, unless such Options have already been exercised.
15)
No Rights as a Shareholder

An Optionee shall have no rights or privileges whatsoever as a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option granted pursuant to this Plan (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee shall have exercised the Option to purchase hereunder and which the Optionee shall have actually taken up and paid for in accordance with this Plan (including without limitation Section 8 hereof) and in respect of which certificates shall have been issued and delivered.

16)
Regulatory Authorities Approvals

This Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such

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stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

17)
Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person's spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.

18)
Option Agreements

An agreement (an "Option Agreement") will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions as the Committee may determine. In the Committee's discretion, an Option Agreement may take the form of a physical or electronic notice delivered by the Corporation to the Optionee and setting out the terms of the grant of Options to the Optionee, and the Optionee's acceptance of such notice shall be deemed to be the agreement of the Optionee to accept the Options so granted based on the terms contained in this Plan and the notice of Option grant. In the event of a conflict between the terms of any Option Agreement and this Plan, the terms of this Plan shall govern.

19)
Amendment or Discontinuance of the Plan

Subject to the restrictions set forth below, the Board may, by resolution, amend or discontinue this Plan and any Option granted under it (together with any related Option Agreement) at any time without shareholder approval; provided however, that without the prior approval of the shareholders of the Corporation (or such other approval as may be required by the TSX or such other stock exchange on which the Common Shares are listed and posted for trading), the Board may not:

a)
increase the maximum number of Common Shares issuable pursuant to this Plan as specified in paragraph 4(a) hereof;
b)
reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof;
c)
extend the term of an Option beyond the original expiry date of such Option;

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d)
make an amendment to this Plan or an Option that would permit an Optionee to assign or transfer an Option to a new beneficial Optionee, other than for estate settlement purposes in the case of the death of an Optionee;
e)
make an amendment to this Plan that would add to the categories of persons eligible to participate in this Plan, including to permit Non-Management Director participation on a discretionary basis;
f)
make an amendment to this Plan to remove or amend paragraphs 4(a) through 4(d~~e~~), inclusive, of this Plan; or
g)
make an amendment to this Plan to remove or amend this Section 19.

Any amendment to this Plan or to outstanding Options that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without the approval of such stock exchange.

The Board may amend or discontinue the Plan or outstanding Options at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan, except as otherwise permitted hereunder.

The Committee may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

20)
Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) an Optionee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Options granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Optionee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Optionee (whether arising pursuant to the Optionee's relationship as an officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Optionee and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Optionee and which shall be and are authorized to be deducted from the proceeds of sale). The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares. Any reference

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in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 20.

21)
No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option outstanding under this Plan, whether arising as a result of the grant or exercise of Options or otherwise. The Corporation and the Committee make no guarantees to any person regarding the tax treatment of an Option or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to an Optionee with respect thereto.

22)
Cessation of Employment

For the purposes of this Plan and all Option Agreements, unless otherwise provided in the applicable Option Agreement or other written agreement (such as an agreement of employment), subject to the discretion of the Committee, an Optionee shall be deemed to have ceased to be a Service Provider to the Obsidian Energy Group (or any one of the entities comprising such group), and an Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Obsidian Energy Group (and each of the entities comprising such group) for the purposes hereof, on the first to occur of (i) the date of such termination or resignation, or (ii) the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee's job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Obsidian Energy Group (or any one of the entities comprising such group) in respect of such termination of employment or consulting arrangement. For greater certainty, a transfer of the Optionee's employment or service from one member of the Obsidian Energy Group to another member of the Obsidian Energy Group shall not be deemed to be a cessation of employment or service for the purposes of this Agreement.

Notwithstanding the foregoing paragraph, it shall not be considered a termination of the Service Provider relationship if an Optionee is placed on a leave of absence ("Leave") which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of (i) the date when the Leave equals ninety (90) days, and (ii) the date when an Optionee's right to re-employment shall no longer be guaranteed either by applicable laws or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship shall be deemed to have ceased at the beginning of the Leave. If an Optionee shall take a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Optionee in order to take into account the period of the Leave.

23)
Assignment

Options shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, such Options shall become null and void and be of no further force or effect.

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24)
Applicable Law

This Plan shall be governed by and administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

25)
Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

~~a)~~
~~"Annual Grant Rate" means the percentage obtained using the following formula:~~

~~% = 100 * (X / Y)~~

~~where,~~

~~X  = the number of Options granted in any calendar year; and~~

~~Y = the weighted average number of Common Shares that are outstanding (on a non-diluted basis) during such calendar year;~~

~~(b)~~(a) "Black‑Out Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

~~(c)~~(b) "Board" means the board of directors of the Corporation as constituted from time to time;

~~(d)~~(c) "business day" means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

~~(e)~~(d) "Change of Control" means:

i)
a successful Takeover Bid; or
ii)
(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:
(a)
a person or group of persons "acting jointly or in concert" (within the meaning of NI 62-104); or
(b)
an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(2)
members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

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iii)
the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (e)(ii) above was applicable to the transaction); or
iv)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

~~(f)~~(e) "Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

~~(g)~~(f) "Committee" means a committee of the Board comprised of one or more directors appointed from time to time by the Board to administer this Plan or, if no such committee is appointed, the Board;

~~(h)~~(g) "Corporation" means Obsidian Energy Ltd., and includes any successor corporation thereof;

~~(i)~~(h) "Fair Market Value" with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith;

~~(j)~~(i) "Good Reason" shall mean any adverse change by the Corporation and without the agreement of the Optionee in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Optionee, taken as a whole, are not at least substantially equivalent to those assigned to the Optionee immediately prior to such change or series of changes;

~~(k)~~(j) "Insider", "associate" and "affiliate" each have the meaning ascribed thereto in Part I of the Company Manual of the TSX, as amended from time to time;

~~(l)~~(k) "Market Price" means the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the time of grant (or for the purposes of Section 9, the time of exercise), calculated by dividing the total value by the total volume of Common Shares traded for the five trading-day period;

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~~(m)~~(l) "NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time;

~~(n)~~(m) "Non-Management Director" means a director of the Corporation who is not also an employee of the Corporation or a member of the Obsidian Energy Group;

~~(o)~~(n) "Option" means an option to purchase Common Shares granted pursuant to the provisions hereof;

~~(p)~~(o) "Option Agreement" has the meaning ascribed thereto in Section 18 hereof;

~~(q)~~(p) "Optionees" means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

~~(r)~~(q) "Obsidian Energy Group" means, collectively, the Corporation, any entity that is a Subsidiary or an affiliate of the Corporation from time to time, and any other entity designated by the Board from time to time as a member of the Obsidian Energy Group for the purposes of this Plan (and, or greater certainty, including any successor entity of any of the aforementioned entities);

~~(s)~~(r) "Plan" means this stock option plan of the Corporation, as the same may be amended or amended and restated from time to time;

~~(t)~~(s) "Security Based Compensation Arrangements" has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

~~(u)~~(t) "Service Provider" means a director, officer or employee of, or a person or company engaged by, one or more of the entities comprising the Obsidian Energy Group to provide services for an initial, renewable or extended period intended to be twelve months or more;

~~(v)~~(u) "Subsidiary" has the meaning ascribed there in the Securities Act (Alberta);

~~(w)~~(v) "Takeover Bid" means a "take-over bid" as defined in NI 62-104, pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

~~(x)~~(w) "TSX" means the Toronto Stock Exchange.

26)
Effective Time

This Plan shall be effective as of January 1, 2011, amended and restated as of June 5, 2013, March 9, 2016, May 9, 2016, July 30, 2020 and May 7, 2026.

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Appendix E

RESTRICTED AND PERFORMANCE SHARE UNIT Plan

Originally dated as of September 24, 2009, as amended and restated as of January 1, 2011, March 6, 2014, March 11, 2015, March 9, 2016, June 26, 2017 and July 30, 2020.

The board of directors of Obsidian Energy Ltd. (the "Corporation") has adopted this Restricted and Performance Share Unit Plan (the "Plan") governing the grant of Share Unit Awards (as defined herein) to Service Providers (as defined herein) to the Corporation and its Affiliates (as defined herein).

1.
Purposes and Background

The principal purposes of the Plan are as follows:

(a)
to incentivize, retain and attract qualified Service Providers that the Corporation and its Affiliates require;
(b)
to align the interests of the Service Providers with the interests of the Shareholders by (i) providing Service Providers with an element of compensation that is based on the market performance of the Shares and the amount of Dividends paid on such Shares, and (ii) providing Service Providers with a means to accumulate a financial interest in the Corporation; and
(c)
to promote a proprietary interest in the Corporation by such Service Providers and to encourage such persons to remain in the employ or service of the Corporation and its Affiliates and put forth maximum efforts for the success of the business and affairs of the Corporation and its Affiliates.
2.
Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)
"Adjustment Ratio" means, with respect to any Share Unit Award, the ratio used to adjust the number of Shares underlying such Share Unit Award and issuable on the applicable Payment Date, subject to and in accordance with the terms of the Plan; and, in respect of each Share Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted on a compounding basis thereafter by increasing the Adjustment Ratio on each Dividend Payment Date that occurs between the Grant Date and the Payment Date, as applicable, effective on the day following the corresponding Dividend Record Date, by an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the value of the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of the Shares on that Dividend Payment Date;
(b)
"Administrator" means the Board, provided that if the Board delegates some or all of its administrative responsibilities under this Plan to a committee of the Board or one of its members pursuant to Section 3, then “Administrator” shall refer to such committee of the Board or Board member, where applicable;
(c)
"Affiliate" means a corporation, partnership or trust that is affiliated with the Corporation (within the meaning of the Securities Act (Alberta)), and for the purpose of this definition, a corporation,

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partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;
(d)
"Black-Out Period" means a period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation;
(e)
"Board" means the board of directors of the Corporation as it may be constituted from time to time;
(f)
"Cessation Date" means, in respect of a Service Provider: (i) the date of the termination of, or the resignation from, active employment with or consultancy to the Corporation or an Affiliate, as the case may be, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider; or (ii) the date of the Service Provider's death. For greater certainty, a transfer of employment or consultancy between the Corporation and an Affiliate or between Affiliates shall not be considered an interruption or termination of the employment or consultancy of a Service Provider for any purpose of this Plan, unless otherwise determined by the Administrator;
(g)
"Change of Control" means:
(i)
a successful Takeover Bid; or
(ii)
(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:
(I)
a person or group of persons "acting jointly or in concert" (within the meaning of NI 62-104); or
(II)
an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(B)
members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or
(iii)
the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (g)(ii) above was applicable to the transaction); or

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(iv)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;
(h)
"Continuing Entity" has the meaning set forth in Section 7 hereof;
(i)
"Corporate Performance Measures" for any Performance Period, means the performance measures to be taken into consideration in granting PSU Awards and determining the Payout Multiplier in respect of any PSU Award, which may include, without limitation, the following:
(i)
Relative Total Shareholder Return;
(ii)
recycle ratio;
(iii)
activities related to the growth of the Corporation;
(iv)
average production volumes of the Corporation;
(v)
unit costs of production of the Corporation;
(vi)
total proved reserves (on a net basis) of the Corporation;
(vii)
key leading and lagging indicators of health, safety and environmental performance of the Corporation;
(viii)
the execution of the Corporation's strategic plan as determined by the Administrator; and
(ix)
such additional or alternative measures as the Administrator, in its sole discretion, shall consider appropriate in the circumstances.
(j)
"Dividend" means a dividend declared and paid by the Corporation in respect of the Shares, whether payable in cash, Shares of other securities or other property, expressed as an amount per Share in Canadian dollars;
(k)
"Dividend Payment Date" means any date that a Dividend is paid to Shareholders;
(l)
"Dividend Record Date" means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;
(m)
"Exchange" means the Toronto Stock Exchange;
(n)
"Expiry Date" has the meaning set forth in Subsection 6(c)(iv) hereof;
(o)
"Fair Market Value" with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Administrator in its sole discretion, acting reasonably) for the five Trading Days immediately preceding such date. In the event that the Shares are not

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listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Administrator in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Administrator from time to time acting reasonably and in good faith;
(p)
"Good Reason" shall mean any adverse change by the Corporation, on or following a Change of Control, without the agreement of a Grantee, in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Grantee, taken as a whole, are not at least substantially equivalent to those assigned to the Grantee immediately prior to such change or series of changes
(q)
“Grant Date” means the date on which a Share Unit Award is granted;
(r)
"Grantee" has the meaning set forth in Section 4 hereof;
(s)
"Insider" means an insider of the Corporation, as defined in the applicable rules of the Exchange for this purpose;
(t)
"Leave of Absence" means a period of time during which a Service Provider continues to be a Service Provider notwithstanding that the Service Provider is not actively providing employment or other services to the Corporation or an Affiliate (including, without limitation, a Service Provider on a parental leave, an educational leave or a medical leave (and whether paid or unpaid)), and which period of time is designated as a "Leave of Absence" by the Administrator (in its sole and absolute discretion), provided, however, that such period of time must be in excess of 90 days to qualify as a Leave of Absence for the purposes of this Plan;
(u)
"Leave Ratio" means, with respect to any Share Unit Award, the ratio used to adjust the notional number of Shares to be issued on the applicable Payment Date pertaining to such Share Unit Award for periods of time that the Grantee of such Share Unit Award is on a Leave of Absence and, shall be an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the total number of days between the date of grant of such Share Unit Award and the RSU Vesting Date or PSU Vesting Date, as applicable, that the Grantee has not been on a Leave of Absence (provided for clarity, that the first 90 days of a Leave of Absence shall be excluded from the numbers of days in the calculation), and having as its denominator, the total number of days between the Grant Date and the RSU Vesting Date or PSU Vesting Date, as applicable;
(v)
"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time;
(w)
"Non-Management Director" means a director of the Corporation who is not also an employee of the Corporation or any Affiliate of the Corporation;
(x)
"Payment Date" means, with respect to any Share Unit Award, the date upon which the Corporation shall pay cash or issue Shares to the Grantee as payment of all or a portion of the Settlement Amount to which the Grantee is entitled pursuant to such Share Unit Award in accordance with the terms hereof;

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(y)
"Payout Multiplier" means a number ranging from a minimum of zero (0) to a maximum of two (2);
(z)
"Performance Group" means, generally, public North American oil and gas issuers that are competitors of the Corporation;
(aa)
"Performance Period" means the period as designated by the Administrator applicable to a PSU Award made hereunder, subject to adjustment or modification pursuant to the terms and conditions of the Plan;
(bb)
"PSU Award" means an award under the Plan designated as a "PSU Award", pursuant to which a cash payment shall be made or Shares shall be issued to the Grantee on the applicable Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan and which shall, unless otherwise determined by the Administrator, initially represent one notional Share;
(cc)
"PSU Vesting Date" means the date on which a PSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of Subsection 6(c)(ii) hereof, except as otherwise contemplated in the Plan;
(dd)
"Relative Total Shareholder Return" means the percentile rank, expressed as a whole number, of the Corporation's Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of the Performance Group during the applicable Performance Period;
(ee)
"RSU Award" means an award under the Plan designated as a "RSU Award", pursuant to which a payment shall be made or Shares shall be issued to the Grantee on the applicable Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan and which shall, unless otherwise determined by the Board, initially represent one notional Share;
(ff)
"RSU Vesting Date" means the date on which an RSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of the Plan as set forth in Subsection 6(c)(i) hereof, except as otherwise contemplated in the Plan;
(gg)
"Security Based Compensation Arrangement" has the meaning ascribed thereto in Part VI of the Company Manual of the Exchange, as amended from time to time;
(hh)
"Service Providers" means full-time or part-time employees and consultants of the Corporation and its Affiliates who are designated by the Administrator from time to time as eligible to participate in this Plan; for greater certainty, Non-Management Directors shall not be eligible to participate in this Plan;
(ii)
"Settlement Amount" has the meaning ascribed thereto in Section 6(d)(i);
(jj)
"Share Unit Award" means an RSU Award or PSU Award, as applicable, made pursuant to the Plan;
(kk)
"Share Unit Award Agreement" means a written agreement between the Corporation and the Grantee or an award letter or other confirmation from the Corporation evidencing a grant of RSU Awards or PSU Awards made pursuant to the Plan;

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(ll)
"Shareholder" means a holder of Shares;
(mm)
"Shares" means common shares in the capital of the Corporation or, in the event of an adjustment contemplated by Section 7, such other securities resulting from such adjustment, and includes any securities of the Continuing Entity;
(nn)
"Subsidiary" has the meaning ascribed there in the Securities Act (Alberta);
(oo)
"Takeover Bid" means a "take-over bid" as defined in NI 62-104, pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;
(pp)
"Total Shareholder Return" means, with respect to any Performance Period, the total return to shareholders on Shares calculated using cumulative Dividends or other distributions on a reinvested basis (as such Dividends or other distributions occur) and the change in the trading price of the Shares on the Exchange over such period; and
(qq)
"Trading Day" means a day on which the Shares trade on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion).
3.
Administration

Subject to Section 10 hereof, the Administrator shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation, the authority to:

(a)
determine the Fair Market Value of the Shares on any date in accordance with the definition of Fair Market Value contained herein;
(b)
determine the Service Providers to whom, and the time or times at which, Share Unit Awards shall be granted;
(c)
determine the number of Share Unit Awards granted to each Service Provider, if any, and to grant Share Unit Awards;
(d)
prescribe, amend and rescind rules and regulations governing the operation of this Plan;
(e)
interpret and construe this Plan and to determine all questions arising out of this Plan and any Share Unit Award granted pursuant to this Plan (and any such interpretation, construction or determination made by the Administrator shall be final, binding and conclusive for all purposes on the Corporation and the Grantee);
(f)
determine the terms and conditions of Share Unit Award Agreements (which need not be identical) entered into in connection with the grant of Share Unit Awards and the form of documents or processes in respect of the payment of Share Unit Awards;

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(g)
determine whether payment of vested Share Unit Awards are to be made in cash or Shares;
(h)
determine the Payment Date with respect to any Share Unit Award, subject to the provisions of this Plan;
(i)
determine the number of Shares to be referenced by each Share Unit Award;
(j)
determine all matters relating to the determination of the Performance Group (if any), the Performance Period and the Payout Multiplier to be applied to any grant of PSU Awards from time to time;
(k)
determine whether any vesting criteria shall apply to any particular Share Unit Award and, if so, to determine such vesting criteria; and
(l)
make all other determinations deemed necessary or advisable for the administration of this Plan.

The Administrator may delegate to one or more persons (including without limitation any committee of the Board or Board member) such administrative duties as it may deem advisable, and the Administrator or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility that the Administrator or such person may have under this Plan.

For greater certainty, and without limiting the discretion conferred on the Administrator pursuant to this Section 3, the Administrator's decision to approve the grant of a Share Unit Award in any period to a Service Provider shall not require the Administrator to approve the grant of a Share Unit Award to any Service Provider in any other period; nor shall the Administrator's decision with respect to the size or terms and conditions of a Share Unit Award in any period require it to approve the grant of a Share Unit Awards of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period; nor shall the Administrator's determination to pay the Settlement Amount in respect of a particular Share Unit Award in cash or Shares, as the case may be, require the Administrator to determine that the same form of payment must be made in respect of any other Share Unit Award. The Administrator shall not be precluded from approving the grant of a Share Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Share Unit Award under this Plan or any other similar compensation arrangement of the Corporation or an Affiliate. No Service Provider has any claim or right to be granted a Share Unit Award.

4.
Eligibility and Award Determination

Share Unit Awards may be granted by the Administrator from time to time, at its sole discretion, to Service Providers; provided, however, that the participation of a Service Provider in the Plan is voluntary. In determining the Service Providers to whom Share Unit Awards may be granted ("Grantees") and the number of Share Unit Awards granted to a Service Provider, the Administrator may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Administrator, any one or more of the following factors:

(a)
compensation data obtained in respect of the Corporation's peer group (as determined by the Administrator in its sole discretion) for positions that are comparable to those held by a Grantee;
(b)
the duties, responsibilities, position and seniority of a Grantee;

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(c)
the individual contributions and potential contributions of a Grantee to the success of the Corporation;
(d)
any cash bonus payments paid or to be paid to a Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation;
(e)
the Fair Market Value of the Shares at the time of the grant of any Share Unit Awards; and
(f)
such other factors as the Administrator shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.
5.
Shares Subject to the Plan

Notwithstanding any other provision of this Plan:

(a)
the number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards under this Plan shall not exceed 4.5% of the aggregate number of issued and outstanding Shares;
(b)
the number of Shares issuable to Insiders of the Corporation, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Shares; and
(c)
the number of Shares issued to Insiders of the Corporation, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Shares.

For the purposes of this Plan, any increase in the issued and outstanding Shares will result in an increase in the number of Shares that are available to be issued under the Plan pursuant to Subsection 5(a). Following the settlement, exercise, expiration, cancellation or other termination of any Share Unit Awards under the Plan (regardless of the form of payment in respect thereof), a number of Shares equal to the notional number of Shares underlying the Share Unit Awards so settled, exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Share Unit Awards that may subsequently be granted under the Plan.

6.
Terms and Conditions of Share Unit Awards

Each Share Unit Award granted under this Plan shall be subject to the terms and conditions of this Plan and evidenced by a Share Unit Award Agreement, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Administrator, in its sole discretion, shall establish):

(a)
Number and Type of Share Unit Awards — The Administrator shall determine (in accordance with the provisions set forth in Section 4 of this Plan) the number of Share Unit Awards to be granted to each Grantee and shall designate such award as either a "RSU Award" or a "PSU Award", as applicable, in the Share Unit Award Agreement relating thereto. Notwithstanding the foregoing, Share Unit Awards shall not be granted during a Black-Out Period.

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(b)
PSU Award Payout Multiplier – The Board shall specify the criteria required to assess the performance of the Corporation during a Performance Period at the time that PSU Awards are granted (which criteria may vary for different grants of PSU Awards), including without limitation:
(i)
the Corporate Performance Measure(s);
(ii)
the members of the Performance Group (if any); and
(iii)
the calculation methodology used to determine the Payout Multiple based on the performance ranking of the Corporation.

Once a Performance Group (if any) has been determined for a particular Performance Period, it cannot be amended, provided that if during a Performance Period one of the entities comprising the Performance Group: (i) ceases to exist; (ii) ceases to be a publicly listed entity; or (iii) otherwise, in the opinion of the Board having regard to the principal purposes of the Plan, ceases to be an appropriate member of the Performance Group; it may be removed from the Performance Group by the Board.

(c)
Vesting Dates, Payment Dates and Adjustment of Share Unit Awards
(i)
RSU Awards – Subject to the remainder of this Section 6 (and subject to the Administrator’s determination, in its absolute and sole discretion, to establish a vesting schedule other than the vesting schedules identified below, provided that such alternative vesting schedule complies with the other terms and conditions of this Plan), the RSU Vesting Date for a particular RSU Award shall be as follows:
a)
as to one-third of the RSU Awards granted, on the first anniversary of the Grant Date;
b)
as to one-third of the RSU Awards granted, on the second anniversary of the Grant Date; and
c)
as to the remaining one-third of the RSU Awards granted, on the third anniversary of the Grant Date.

Subject to the remainder of this Section 6 and unless otherwise determined by the Administrator at the time of grant, the Payment Date for an RSU Award shall be as soon as practicable following the RSU Vesting Date, and in any event within 30 days of the RSU Vesting Date. Payment for a vested RSU Award shall be made by the Corporation to the Grantee on the corresponding Payment Date in accordance with Subsection 6(d) hereof.

(ii)
PSU Awards – Subject to the remainder of this Section 6 (and subject to the Administrator’s determination, in its absolute and sole discretion, to establish a vesting schedule other than the vesting schedules identified below, provided that such alternative vesting schedule complies with the other terms and conditions of this Plan), the PSU Vesting Date for a particular PSU Award shall be the date that is the later of:

a) the date of completion of the Performance Period applicable to such PSU Award; and

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b) the third anniversary of the Grant Date of such PSU Award.

Subject to the remainder of this Section 6 and unless otherwise determined by the Administrator at the time of grant, the Payment Date for a PSU Award shall be as soon as practicable following the PSU Vesting Date, and in any event within 90 days of the PSU Vesting Date. Payment for a vested PSU Award shall be made by the Corporation to the Grantee on the corresponding Payment Date in accordance with Subsection 6(d) hereof.

(iii)
Adjustment of Share Unit Awards – Immediately prior to each Payment Date, the number of Shares notionally underlying a Share Unit Award shall be adjusted by multiplying such number by:

a) the Leave Ratio applicable in respect of such Share Unit Award;

b) the Adjustment Ratio applicable in respect of such Share Unit Award; and

c) the Payout Multiplier applicable to such Share Unit Award, in the case of a PSU Award;

provided however, that:

d) if a Grantee has been on a Leave of Absence at any time since the Grant Date in respect of such Share Unit Award, the Adjustment Ratio shall not be adjusted for any Dividends paid during the period of such Leave of Absence; and

e) subject to any required approvals that may be required by the Exchange and notwithstanding any other provision of this Plan, the Board hereby reserves the right to make any additional adjustments to the number of Shares notionally underlying any Share Unit Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan and terms of the Share Unit Award.

(iv)
Final Payment Date – Notwithstanding any other provision of this Plan to the contrary, for greater certainty, no term or condition of a grant of Share Unit Awards hereunder or any Share Unit Award Agreement may have the effect of causing the payment or issuance of Shares pursuant to any RSU Award or PSU Award under the Plan to a Grantee in satisfaction of such Grantee's RSU Awards or PSU Awards under the Plan (or any portion thereof) to occur after December 31st in the third (3rd) calendar year following the calendar year in respect of which such Share Unit Awards were granted (the "Expiry Date").
(d)
Payment for Vested Share Unit Awards
(i)
The Corporation shall satisfy all amounts owing or payable to a Grantee in respect a Share Unit Award that has vested and become payable pursuant to this Plan by, at the option of the Board, in its sole discretion, any of the following methods or by a combination thereof: (i) paying to the Grantee, on the applicable Payment Date, an amount in cash equal to the Fair Market Value of the Shares notionally underlying such Share Unit

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Awards; or (ii) issuing to the Grantee on the Payment Date the number of fully paid and non assessable Shares notionally underlying such Share Unit Awards, in each case as adjusted in accordance with the relevant provisions set forth in Subsection 6(c) (the "Settlement Amount"), in consideration for the deemed surrender by the Grantee to the Corporation of such vested Share Unit Awards. On the applicable Payment Date, the Corporation shall cause a cash payment to be made to the Grantee (or as the Grantee may direct) or a certificate representing the Shares to be issued in the name of the Grantee (or as the Grantee may direct) as payment of the Settlement Amount and such Share Unit Awards in respect of which such payment or issuance has been made shall be deemed to be cancelled. The Corporation shall not be required to determine whether the payment method shall take the form of cash or Shares until the Payment Date, or some reasonable time prior thereto. A holder of a Share Unit Award shall not have any right to demand the form of payment in respect of the Settlement Amount, at any time. Notwithstanding any election by the Corporation to settle any Settlement Amount, or portion thereof, in cash or Shares, the Corporation reserves the right to change its election in respect thereof at any time up until payment is actually made, and the holder of such Share Unit Award shall not have the right, at any time to enforce settlement in any particular form of payment.

If the Board determines to issue Shares as payment for the Settlement Amount, the Shares shall be issued from treasury or, at the option of the Board, acquired on the Exchange, or a combination thereof.

(ii)
The Corporation (or other Affiliate) shall be entitled to withhold from the Settlement Amount (whether the Grantee receives cash or Shares as payment of the Settlement Amount) all amounts as may be required by law and in the manner contemplated by Section 8 hereof.
(iii)
In the event of a payment of Shares where the Grantee is due to receive a fractional numbers of Shares, subject to the discretion of the Administrator, the Corporation will round the Share payment to the nearest whole number of Shares.
(iv)
Notwithstanding any of the foregoing, if the Payment Date occurs during a Black-out Period applicable to the relevant Grantee, then the Payment Date shall not occur until the date that is the sixth business day after the expiry of the Black-out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case (A) the Payment Date shall remain on the Expiry Date, (B) the payment of the Settlement Amount shall be made by a cash payment and not Shares (and, for greater certainty, the Corporation shall not have any right to pay the Settlement Amount in whole or in part in Shares notwithstanding any other provision of this Plan or any Share Unit Award Agreement), and (C) the Fair Market Value utilized in determining the Settlement Amount in respect of such Payment Date shall be the lesser of the Fair Market Value determined based on: (i) the Trading Day immediately prior to the commencement of such Black-Out Period; and (ii) the Trading Day immediately prior to the Expiry Date.
(e)
Termination of Relationship as Service Provider – Unless otherwise determined by the Administrator (in its sole and absolute discretion) or unless otherwise provided in an Share Unit Award Agreement pertaining to a particular Share Unit Award or any written employment or

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consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider.
(i)
Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date, all outstanding Share Unit Awards and the Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.
(ii)
Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the date which is 90 days following the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Unit Awards and the Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.
(iii)
Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider for any reason other than such Grantee's death, effective as of the Cessation Date, all outstanding Share Unit Awards and Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.
(iv)
Death — If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the vesting date for all Share Unit Awards granted to such Grantee under any outstanding Share Unit Award Agreements shall be effective as of the Cessation Date, and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Administrator.
(f)
Effect of Certain Changes — In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, recapitalization or a similar transaction; (ii) that any rights are granted to Shareholders to purchase Shares at prices substantially below Fair Market Value; or (iii) that, as a result of any recapitalization, amalgamation, merger, arrangement or other transaction (including, without limitation, a change of the legal structure of the Corporation from a corporation to another form of legal entity), the Shares are converted into or exchangeable for any other securities; and such event does not constitute a transaction for the purposes of Section 7, then in any such case the Board may, subject to obtaining any required approvals that the Exchange may require, make such adjustments to the Plan, to any Share Unit Awards outstanding under the Plan, and to any Share Unit Award Agreements governing such outstanding Share Unit Awards, as the Board may, in its sole and absolute discretion, acting reasonably, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

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(g)
Change of Control – Notwithstanding Subsection 6(e)(i) or (ii) hereof, in the event of any Change of Control of the Corporation prior to the Payment Date or Payment Dates, and regardless of whether or not a Grantee is on a Leave of Absence if:
(i)
a Grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, the Payment Date or Payment Dates for all Share Unit Awards held by the Grantee regardless of whether the vesting date has occurred, as applicable, shall be the Cessation Date and the Payout Multiplier applicable to any PSU Awards shall be determined by the Board, acting reasonably;
(ii)
within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events which constitute Good Reason, the Payment Date or Payment Dates for all Share Unit Awards held by the Grantee regardless of whether the vesting date has occurred, as applicable, shall be the Cessation Date and the Payout Multiplier applicable to any PSU Awards shall be determined by the Board, acting reasonably.
7.
Business Combination and Certain Adjustments

Subject to Subsection 6(g), if the Corporation enters into any transaction or series of transactions, whereby the Corporation or all or substantially all of the Shares of the Corporation or all or substantially all of the Corporation's property or assets become the property of any other trust, body corporate, partnership or other person (a "Continuing Entity") whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction(s) the Corporation and the Continuing Entity shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction(s) the Continuing Entity will have assumed all the covenants and obligations of the Corporation under this Plan and the Share Unit Awards and Share Unit Award Agreements outstanding on consummation of such transaction(s) in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the ability to receive shares, securities or other property of the Continuing Entity on the Payment Date(s) applicable to such Share Unit Awards and adjusted appropriately to give effect to such transaction(s) and which shares, securities or other property of the Continuing Entity the Grantee shall accept in lieu of cash or Shares), and subject to compliance with this Section 7, any such Continuing Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Plan and such Share Unit Award Agreements with the same effect as though the Continuing Entity had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Unit Award Agreements and the obligation of the Corporation to the Grantees in respect of the Share Unit Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof.

8.
Taxes

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of vesting or payment) a Grantee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or vesting of Share Unit Awards granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Grantee consents to): (i) the Corporation setting off any amounts

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required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Grantee (whether arising pursuant to the Grantee's relationship as an officer or employee of the Corporation or as a result of the Grantee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Grantee and the Corporation; and/or (ii) where the Corporation has elected to issue Shares to the Grantee, withhold from the Shares otherwise due to the Grantee such number of Shares as the Corporation determines are required to be sold by the Corporation, as trustee, to satisfy the total withholding tax obligation (net of selling costs), and the Grantee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Shares. Any reference in this Plan to a payment of cash or Shares is expressly subject to this Section 8.

Grantees (or their beneficiaries) shall be responsible for all taxes with respect to any Share Unit Awards outstanding under this Plan, whether arising as a result of the grant or vesting of Share Unit Awards or otherwise. The Corporation and the Administrator make no guarantees to any person regarding the tax treatment of a Share Unit Award or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to a Grantee with respect thereto.

9.
Non-Transferability

Subject to Subsection 6(e)(iv), the right to receive Shares pursuant to a Share Unit Award granted to a Grantee is personal to such Grantee and is non-transferable and non-assignable. Unless otherwise permitted by this Plan, no assignment, sale, transfer, pledge or charge of a Share Unit Award, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Share Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge a Share Unit Award, such Share Unit Award shall terminate and be of no further force or effect.

10.
Amendment and Termination of Plan
(a)
Subject to Subsections 10(b) and (c), the Corporation retains the right by resolution of the Board, at any time and from time to time, without the approval of the Shareholders or any other voting securities of the Corporation, to suspend, discontinue or amend the Plan or a Share Unit Award made thereunder.
(b)
Notwithstanding Subsection 10(a), the Board may not, without the approval of the Shareholders to be received in such manner as may be required by the policies of the Exchange, amend the Plan or a Share Unit Award to:
(i)
increase the percentage of the issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards at any time pursuant to Subsection 5(a);
(ii)
increase the number of Shares that may be issued to Insiders of the Corporation above the restrictions contained in Subsections 5(b) and 5(c);

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(iii)
permit Non-Management Directors to be Service Providers or in any other way permit Non-Management Directors to become eligible to receive Share Unit Awards under the Plan;
(iv)
extend the Expiry Date of any Share Unit Award granted under the Plan;
(v)
permit the transfer or assignment of Share Unit Awards, except in the case of death of a Grantee; or
(vi)
make any amendments to this Section 10.
(c)
Notwithstanding Subsection 10(a), unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Share Unit Awards in a manner that would adversely alter or impair any Share Unit Award previously granted to a Grantee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to a Share Unit Award shall apply only in respect of Share Unit Awards granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of a Share Unit Award may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Share Unit Award or the Corporation is now or may hereafter be subject.
11.
Miscellaneous
(a)
Effect of Headings — The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.
(b)
Non-Exclusivity – Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Service Provider, subject to any required regulatory, Exchange or Shareholder approval.
(c)
Unfunded Plan – To the extent any individual holds any rights under the Plan, such rights shall be no greater than the rights of an unsecured general creditor of the Corporation, unless otherwise determined by the Board.
(d)
Compliance with Legal Requirements – The Corporation may, in its sole discretion, postpone the issuance or delivery of any Shares that it elects to issue as payment for any Share Unit Awards as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of a cash payment or Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Unit Awards hereunder in accordance with any such requirements.
(e)
No Right to Continued Employment — Nothing in this Plan or in any Share Unit Award Agreement entered into pursuant hereto shall: (i) confer upon any Grantee the right to continue in the employ or service of the Corporation or any Affiliate or the right to be entitled to any remuneration or benefits not set forth in this Plan or a Share Unit Award Agreement; or (ii) interfere with or limit

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in any way the right of the Corporation or any Affiliate to terminate the Grantee's employment or service arrangement with the Corporation or any Affiliate.
(f)
No Rights as a Shareholder — Until Shares have actually been issued in accordance with the terms of this Plan, the Grantee to whom a Share Unit Award has been made shall not possess any incidents of ownership of such Shares including, for greater certainty and without limitation, the right to receive Dividends on such Shares and the right to exercise voting rights in respect of such Shares. Such Grantee shall only be considered a Shareholder in respect of such Shares when such issuance has been entered on the records of the duly authorized transfer agent of the Corporation.
(g)
No Liability – The Corporation shall not be liable to any Grantee for any loss resulting from a decline in the market value of any Shares.
(h)
Expenses – Other than pursuant to Section 8, all expenses in connection with the Plan shall be borne by the Corporation.
(i)
Grantee Information – Each Grantee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Grantee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Board or its appointed administrator and other third parties in connection with the administration of the Plan. Each Grantee consents to such disclosure and authorizes the Corporation to make such disclosure on the Grantee's behalf.
12.
Governing Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

13.
Invalidity

If any provision of this Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

14.
Effective Date

This Plan is effective as of September 24, 2009, except for the amendments to this Plan made as of January 1, 2011, March 6, 2014, March 11, 2015, March 9, 2016, June 26, 2017 and July 30, 2020 which are effective as of such dates.

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Forward-Looking Statement Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the objectives of Obsidian Energy’s total compensation program for its NEOs; how the compensation programs are designed to achieve its objectives and what those objectives are; our compensation peer group for 2026; the objectives of the Savings Plan, Award Plan and Option Plan; our beliefs in connection with shareholder and stakeholder engagement; that our management is proactive in engaging investors around material announcements and quarterly earnings; our goals in connection with conferences and marketing trips; that we are committed to strong ESG practices that include mitigating our environmental impact, creating a culture where individuals and our communities are valued, and implementing best-in-class governance practices to ensure we are acting in the interests of our stakeholders.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; the impact of regional and/or global health related events on energy demand and commodity prices; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; the impact (and duration thereof) of the ongoing military actions between Russia and Ukraine and in the Middle East involving Israel, Iran and others and related sanctions on oil, NGLs, and natural gas prices; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of new pandemics or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our notes on maturity; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our notes; the possibility that we are

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forced to shut-in production whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; the accuracy of our estimated reserves volumes; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and warm in spring and summer months, wild fires and flooding); and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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